Exhibit 99.1

FANGDD NETWORK GROUP LTD.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE(S)
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2025 AND JUNE 30, 2026	F-2 – F-3
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026	F-4
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026	F-5 – F-6
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTH ENDED JUNE 30, 2025 AND 2026	F-7 – F-8
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-9 – F-56

Fangdd Network Group Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of December 31,	As of June 30,
	Note	2025	2026
		RMB	RMB	US$
				(Note 2.7)
Assets
Current assets
Cash and cash equivalents	4	29,328	13,865	2,043
Restricted cash	4	3,331	3,895	574
Short-term investments	5	114,873	89,473	13,187
Accounts receivable, net	6	147,920	130,792	19,276
Amounts due from related parties	22	7,009	7,309	1,077
Prepayments and other assets, net	7	82,606	92,751	13,669
Inventories		5,022	4,938	728
Total current assets		390,089	343,023	50,554
Non-current assets
Property, plant and equipment, net	8	32,836	33,502	4,938
Intangible assets, net	9	234,065	215,086	31,700
Right-of-use assets	10	877	302	45
Equity method investments, net	11	118,397	97,231	14,330
Long-term equity investments, net	12	12,000	12,000	1,769
Total non-current assets		398,175	358,121	52,782
Total assets		788,264	701,144	103,336
Liabilities
Current liabilities
Accounts payable (including accounts payable of consolidated VIE without recourse to the Company of RMB63,450 and RMB34,739 as of December 31, 2025 and June 30, 2026, respectively)		72,779	55,868	8,234
Amounts due to related parties (including amounts due to related parties of consolidated VIE without recourse to the Company of RMB17,158 and RMB13,857 as of December 31, 2025 and June 30, 2026, respectively)	22	17,203	13,907	2,050
Customers’ refundable fees (including customers’ refundable fees of consolidated VIE without recourse to the Company of RMB17,201 and RMB16,699 as of December 31, 2025 and June 30, 2026, respectively)	13	18,163	17,680	2,606
Accrued expenses and other payables (including accrued expenses and other payables of consolidated VIE without recourse to the Company of RMB62,111 and RMB53,206 as of December 31, 2025 and June 30, 2026, respectively)	14	99,711	89,422	13,179
Income tax payables (including income tax payables of consolidated VIE without recourse to the Company of RMB87 and RMB152 as of December 31, 2025 and June 30, 2026, respectively)		710	425	63
Lease liabilities (including operating lease liabilities-current of consolidated VIE without recourse to the Company of RMB230 and RMB49 as of December 31, 2025 and June 30, 2026, respectively)	10	806	254	37
Total current liabilities		209,372	177,556	26,169
Non-current liabilities
Total non-current liabilities		—	—	—
Total liabilities		209,372	177,556	26,169
Commitments and contingencies	21

Fangdd Network Group Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

		As of December 31,	As of June 30,
	Note	2025	2026
		RMB	RMB	US$
				(Note 2.7)
Shareholders’ equity:
Class A ordinary shares (US$0.009 par value, 10,000,000,000 shares authorized including Class A, Class B and Class C ordinary shares, as of both December 31, 2025 and June 30, 2026, 38,529,284 shares issued and outstanding as of both December 31, 2025 and June 30, 2026)	15	2,452	2,452	361
Class B ordinary shares (US$0.009 par value, 10,000,000,000 shares authorized including Class A, Class B and Class C ordinary shares, as of both December 31, 2025 and June 30, 2026, 5,450 shares issued and outstanding as of both December 31, 2025 and June 30, 2026)	15	—	—	—
Class C ordinary shares (US$0.009 par value, 10,000,000,000 shares authorized including Class A, Class B and Class C ordinary shares, as of both December 31, 2025 and June 30, 2026, 13,679 shares issued and outstanding as of both December 31, 2025 and June 30, 2026)	15	1	1	— *
Additional paid-in capital		5,673,411	5,673,106	836,112
Accumulated other comprehensive loss		(394,156)	(411,879)	(60,703)
Accumulated deficit		(4,703,305)	(4,737,342)	(698,198)
Total Fangdd Network Group Ltd. shareholders’ equity		578,403	526,338	77,572
Non-controlling interests		489	(2,750)	(405)
Total shareholders’ equity		578,892	523,588	77,167
Total liabilities and shareholders’ equity		788,264	701,144	103,336

*	Less than 1 after in thousand and rounding.

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

Fangdd Network Group Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

		For the Six Months Ended June 30,
	Note	2025	2026
		RMB	RMB	US$
				(Note 2.7)
Revenue	16	203,394	115,745	17,059
Cost of revenue		(184,942)	(100,448)	(14,804)
Gross profit		18,452	15,297	2,255

Operating expenses
Sales and marketing expenses		(3,856)	(3,483)	(513)
Product development expenses		(12,732)	(13,047)	(1,923)
General and administrative expenses		(73,625)	(24,686)	(3,638)
Total operating expenses		(90,213)	(41,216)	(6,074)
Loss from operations		(71,761)	(25,919)	(3,819)

Income/(loss) from operations
Interest income, net		76	5	1
Foreign currency exchange gain, net		524	7,205	1,062
Gain on short-term investments		2,917	421	62
Share of loss from equity method investees, net of income tax	11	(615)	(180)	(27)
Impairment loss for equity method investments	11	—	(20,080)	(2,959)
Government grants		8	3	— **
Other income, net		26,183	4,692	692
Gain/(loss) on disposal of subsidiaries		3,315	(264)	(39)
Loss before income tax		(39,353)	(34,117)	(5,027)
Income tax benefit/(expense)	18	171	(367)	(54)
Net loss		(39,182)	(34,484)	(5,081)
Net loss attributable to non-controlling interests		(1,063)	(447)	(66)
Net loss attributable to Fangdd Network Group Ltd.		(38,119)	(34,037)	(5,015)
Net loss attributable to ordinary shareholders		(38,119)	(34,037)	(5,015)
Net loss		(39,182)	(34,484)	(5,081)
Other comprehensive loss
Foreign currency translation adjustment		(598)	(17,723)	(2,612)
Total comprehensive loss, net of tax		(39,780)	(52,207)	(7,693)
Total comprehensive loss attributable to non-controlling interests		(1,063)	(447)	(66)
Total comprehensive loss attributable to ordinary shareholders		(38,717)	(51,760)	(7,627)

Net loss per share attributable to ordinary shareholders
- Basic	19	(12.66)*	(0.88)	(0.13)
- Diluted	19	(9.67)*	(0.88)	(0.13)
Weighted average number of ordinary shares outstanding used in computing net loss per share
- Basic	19	3,010,123 *	38,548,413
- Diluted	19	3,941,266 *	38,548,413

*	Retrospectively restated to reflect the share consolidation effected on June 9, 2025, whereby every 16 ordinary shares of a par value US$0.0005625 per share were consolidated into 1 ordinary share of a par value US$0.009 per share (the “2025 Share Consolidation”).

**	Less than 1 after in thousand and rounding.

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

Fangdd Network Group Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

	Class A Ordinary shares		Class B Ordinary shares			Class C Ordinary shares			Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total Fangdd Network Group Ltd. shareholders’ equity	Non-controlling interests	Total shareholders’ equity
	Shares*	RMB	Shares*	RMB		Shares*	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2025	2,229,015	136	5,450	—	**	948	—	**	5,388,038	(383,235)	(4,618,595)	386,344	(3,043)	383,301
Net loss for the period	—	—	—	—		—	—		—	—	(38,119)	(38,119)	(1,063)	(39,182)
Issuance of convertible promissory note	26,031	2	—	—		—	—		1,774	—	—	1,776	—	1,776
Conversion of convertible promissory note	1,758,347	115	—	—		—	—		30,650	—	—	30,765	—	30,765
Ordinary shares adjustment reflected as a result of the 2025 Share Consolidation	21	—	—	—		—	—		—	—	—	—	—	—
Acquisition of subsidiaries with non-controlling interests	—	—	—	—		—	—		—	—	—	—	350	350
Capital contribution from non-controlling shareholders	—	—	—	—		—	—		—	—	—	—	4,044	4,044
Transaction with non-controlling interests	—	—	—	—		—	—		21	—	—	21	(25)	(4)
Disposal of subsidiaries	—	—	—	—		—	—		—	—	—	—	758	758
Foreign currency translation adjustments	—	—	—	—		—	—		—	(598)	—	(598)	—	(598)
Balance as of June 30, 2025	4,013,414	253	5,450	—	**	948	—	**	5,420,483	(383,833)	(4,656,714)	380,189	1,021	381,210

*	Retrospectively restated to reflect the 2025 Share Consolidation.

**	Less than 1 after in thousand and rounding.

Fangdd Network Group Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(All amounts in thousands, except for share and per share data)

	Class A Ordinary shares		Class B Ordinary shares			Class C Ordinary shares			Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total Fangdd Network Group Ltd. shareholders’ equity	Non-controlling interests	Total shareholders’ equity
	Shares	RMB	Shares	RMB		Shares	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2026	38,529,284	2,452	5,450	—	*	13,679	1		5,673,411	(394,156)	(4,703,305)	578,403	489	578,892
Net loss for the period	—	—	—	—		—	—		—	—	(34,037)	(34,037)	(447)	(34,484)
Capital contribution from non-controlling shareholders	—	—	—	—		—	—		—	—	—	—	150	150
Transaction with non-controlling interests	—	—	—	—		—	—		(305)	—	—	(305)	(3,196)	(3,501)
Disposal of subsidiaries	—	—	—	—		—	—		—	—	—	—	254	254
Foreign currency translation adjustments	—	—	—	—		—	—		—	(17,723)	—	(17,723)	—	(17,723)
Balance as of June 30, 2026	38,529,284	2,452	5,450	—	*	13,679	1		5,673,106	(411,879)	(4,737,342)	526,338	(2,750)	523,588
US$ (Note 2.7)		361		—	*		—	*	836,112	(60,703)	(698,198)	77,572	(405)	77,167

*	Less than 1 after in thousand and rounding.

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

Fangdd Network Group Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB	US$
			(Note 2.7)
Cash flows from operating activities
Net loss	(39,182)	(34,484)	(5,081)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	989	12,422	1,831
Amortization of right-of-use assets	759	575	85
Gain on short-term investments	(2,917)	(421)	(62)
Impairment loss for property, plant and equipment	10,108	1,461	215
Share of loss from equity method investments, net of income tax	615	180	27
Impairment loss for equity method investments	—	20,080	2,959
Impairment loss for short-term investments	20,549	—	—
Provision/(reversal) of allowance for credit losses	5,321	(9,325)	(1,374)
Accounts payable write-off benefit	(16,483)	—	—
Amounts due to related parties write-off benefit	—	(3,302)	(487)
Property, plant and equipment written off	31	—	—
Loss on disposal of property, plant and equipment	344	46	7
Foreign currency exchange gain	(524)	(7,205)	(1,062)
(Gain)/loss on disposal of subsidiaries	(3,315)	264	39
Changes in operating assets and liabilities
Accounts receivable	11,763	23,354	3,442
Amounts due from related parties	(8,346)	(455)	(67)
Prepayments and other assets	50,854	(11,439)	(1,686)
Inventories	316	84	12
Accounts payable	(60,660)	(16,908)	(2,492)
Amounts due to related parties	6,075	41	6
Customers’ refundable fees	5,231	(483)	(71)
Accrued expenses and other payables	(1,763)	(10,322)	(1,523)
Lease liabilities	(809)	(552)	(81)
Income tax payables	(191)	(285)	(42)
Net cash used in operating activities	(21,235)	(36,674)	(5,405)
Cash flows from investing activities
Purchase of property, plant and equipment	(23,839)	—	—
Proceeds from disposal of property, plant and equipment	3,830	391	58
Investment in equity method investments	(923)	—	—
Cash paid for acquisition of subsidiaries, net of cash acquired	(305)	(2,413)	(356)
Cash advances made to related parties	—	(200)	(29)
Cash paid for disposal of subsidiaries	(1,162)	—	—
Cash paid for short-term investments	(64,194)	(4,757)	(701)
Proceeds from disposal of short-term investments	15,909	27,428	4,042
Net cash (used in)/provided by investing activities	(70,684)	20,449	3,014
Cash flows from financing activities
Contribution from non-controlling shareholders	4,040	150	22
Proceeds from issuance of convertible promissory note, net of issuance costs	42,278	—	—
Net cash provided by financing activities	46,318	150	22

Fangdd Network Group Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB	US$
			(Note 2.7)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	482	1,176	173
Net decrease in cash, cash equivalents and restricted cash	(45,119)	(14,899)	(2,196)
Cash, cash equivalents and restricted cash at the beginning of the period	89,484	32,659	4,813
Cash, cash equivalents and restricted cash at the end of the period	44,365	17,760	2,617

Cash, cash equivalents and restricted cash
Cash and cash equivalents	34,647	13,865	2,043
Restricted cash	9,718	3,895	574
Cash, cash equivalents and restricted cash at the end of the period	44,365	17,760	2,617
Supplemental disclosure of cash flow information
Income tax paid	(20)	(105)	(15)

Supplemental disclosure of non-cash flow information
Lease liabilities arising from obtaining right-of-use assets	139	—	—

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.	Organization and principal activities

Fangdd Network Group Ltd. (the “Company”) was incorporated in the Cayman Islands on September 19, 2013 as an exempted company with limited liability under the Companies Law (2011 Revision) (as consolidated and revised) of the Cayman Islands. The registered office of the Company is at the offices of Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, P.O. Box 1350, Grand Cayman KY1-1108, Cayman Islands.

The Company is an investment holding company. The Company, through its consolidated subsidiaries, variables interest entity (“VIE”) and VIE’s subsidiaries (together, “the Group”) is principally engaged in the provision of real estate information services through its online platform which also offers integrated marketing services for individual customers, real estate developers and agents in the People’s Republic of China (the “PRC”).

The accompanying Unaudited Interim Condensed Consolidated Financial Statements include the financial statements of the Company, its subsidiaries, VIE and the VIE’s subsidiaries.

(a)	VIE arrangements between the Company’s PRC subsidiaries

The Group conducts the business in the PRC through Shenzhen Fangdd Network Technology Co., Ltd. (“Shenzhen Fangdd”), a limited liability company established under the laws of the PRC on October 10, 2011. Shenzhen Fangdd holds the necessary PRC operating licenses for the real estate agency and online business. The equity interests of Shenzhen Fangdd are legally held by individuals who act as nominee equity holders of Shenzhen Fangdd on behalf of Shenzhen Fangdd Information Technology Co., Ltd. (“Fangdd Information”). Shenzhen Fangdd entered into a series of contractual agreements with its legal shareholders and Fangdd Information, including the Business Operation Agreement, Powers of Attorney, Equity Interest Pledge Agreements, Exclusive Option Agreements, Operation Maintenance Service Agreement and Technology Development and Application Service Agreement (collectively, the “Shenzhen Fangdd VIE Agreements”) in March 2014 and were subsequently amended in 2017, 2023 and 2025 to reflect the registration of the Equity Interest Pledge Agreements with the relevant registration authority and amended when certain nominee equity holders transferred their nominal shareholdings in Shenzhen Fangdd to other nominee equity holders.

Pursuant to the Shenzhen Fangdd VIE Agreements, the Group, through Fangdd Information, is able to exercise effective control over, bears the risks of, enjoys substantially all of the economic benefits of Shenzhen Fangdd, and has an exclusive option to purchase all or part of the equity interests in Shenzhen Fangdd when and to the extent permitted by PRC law at a nominal price. The Group’s management concluded that Shenzhen Fangdd is a consolidated VIE of the Group and Fangdd Information is the primary beneficiary of Shenzhen Fangdd. As such, the financial results of Shenzhen Fangdd and its subsidiaries are included in the Unaudited Interim Condensed Consolidated Financial Statements of the Group.

The principal terms of the agreements entered into among Shenzhen Fangdd, the nominee equity holders and Fangdd Information are further described below.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1.	Organization and principal activities (continued)

(a)	VIE arrangements between the Company’s PRC subsidiaries (continued)

●	Business Operation Agreement

Fangdd Information, Shenzhen Fangdd and Shenzhen Fangdd’s shareholders have entered into a business operation agreement, pursuant to which Shenzhen Fangdd and its shareholders undertake not to enter into any transactions that may have material effects on Shenzhen Fangdd’s assets, obligations, rights or business operations without Fangdd Information’s prior written consent.

Additionally, Shenzhen Fangdd’s shareholders undertake that, without the Fangdd Information’s prior written consent, they shall not (a) sell, transfer, pledge or otherwise dispose of any rights associated with their equity interests in Shenzhen Fangdd, (b) approve any merger or acquisition of Shenzhen Fangdd, (c) take any actions that may have a material adverse effect on Shenzhen Fangdd’s assets, businesses and liabilities, or sell, transfer, pledge or otherwise dispose or impose other encumbrances of any assets, businesses or income of Shenzhen Fangdd, (d) request Shenzhen Fangdd to declare dividend or make other distribution, (e) amend Shenzhen Fangdd’s articles of association, (f) increase, decrease or otherwise change Shenzhen Fangdd’s registered capital. Fangdd Information may request Shenzhen Fangdd to transfer at any time all the intellectual property rights held by Shenzhen Fangdd to Fangdd Information or any person designated by Fangdd Information. Shenzhen Fangdd and certain of its shareholders, including Mr. Xi Zeng, shall be jointly and severally responsible for the performance of their obligations under this agreement. This agreement has a term of ten years, and the term has been extended by a supplementary agreement dated November 20, 2023 to November 19, 2033. The term may be further extended upon Fangdd Information’s unilateral written confirmation prior to the expiry. Shenzhen Fangdd has no right of transfer without Fangdd information’s written confirmation or right of early termination while Fangdd Information may unilaterally transfer its rights and obligations under this agreement to third parties at any time through written notification and may early terminate this agreement via a 30-day prior written notice.

●	Powers of Attorney

Each of the shareholders of Shenzhen Fangdd has issued a power of attorney, irrevocably appointing Mr. Xi Zeng, the chairman of the board of directors of Fangdd Information , as such shareholder’s attorney-in-fact to exercise all shareholder rights, including, but not limited to, the right to call shareholders’ meeting, the right to vote on all matters of Shenzhen Fangdd that require shareholders’ approval, and the right to dispose of all or part of the shareholder’s equity interest in Shenzhen Fangdd, on behalf of such shareholder. The foregoing authorization is conditioned upon Mr. Xi Zeng’s continuing directorship at Fangdd Information and Fangdd Information’s written consent to such authorization. In the event that Mr. Xi Zeng ceases to serve as a director of Fangdd Information or that Fangdd Information requests the shareholders to terminate the authorization in writing, the power of attorney will terminate immediately and the shareholder shall then appoint any person designated by Fangdd Information as his or her attorney-in-fact to exercise all shareholder rights. Other than the foregoing circumstances, the power of attorney will remain in force until the termination of the business operation agreement and during its effective term, shall not be amended or terminated without consent of Fangdd Information.

●	Equity Interest Pledge Agreements

Each of the shareholders of Shenzhen Fangdd has entered into an equity interest pledge agreement with Fangdd Information and Shenzhen Fangdd, pursuant to which, the shareholders have pledged all of his or her equity interest in Shenzhen Fangdd to Fangdd Information to guarantee the performance by Shenzhen Fangdd and its shareholders of their obligations under the main contracts, which include technology development and application service agreement, the operation maintenance service agreement, the business operation agreement and the exclusive option agreements. Each shareholder of Shenzhen Fangdd agrees that, during the term of the equity interest pledge agreement, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Fangdd Information. The equity interest pledge agreements remain effective until Shenzhen Fangdd and its shareholders discharge all of their obligations under the main contracts. The equity pledges under the equity interest pledge agreement have been registered with the local branches of the Administration for Market Regulation in accordance with the PRC Property Rights Law.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1.	Organization and principal activities (continued)

(a)	VIE arrangements between the Company’s PRC subsidiaries (continued)

●	Exclusive Option Agreements

Fangdd Information, Shenzhen Fangdd and each of the Shenzhen Fangdd’s shareholders have entered into an exclusive option agreement, pursuant to which each of the Shenzhen Fangdd’s shareholders has irrevocably granted Fangdd Information an exclusive option, to the extent permitted by PRC law, to purchase, or have its designated person or persons to purchase, at its discretion all or part of the shareholder’s equity interests in Shenzhen Fangdd or all or part of Shenzhen Fangdd’s assets. The purchase price shall be a nominal price unless where PRC laws and regulations require valuation of the equity interests or the assets, or promulgates other restrictions on the purchase price, or otherwise prohibits purchasing the equity interests or the assets at a nominal price. If the PRC laws and regulations prohibit purchasing the equity interests or the assets at a nominal price, the purchase price shall be equal to the original investment of the equity interests made by such shareholders or the book value of the assets. Where PRC laws and regulations require valuation of the equity interests or the assets or promulgates other restrictions on the purchase price, the purchase price shall be the minimum price permitted under PRC laws and regulations. However, if the minimum price permitted under PRC laws and regulations exceed the original investment of the equity interests or the book value of the assets, Shenzhen Fangdd’s shareholders shall reimburse Fangdd Information the exceeded amount after deducting all taxes and fees paid under PRC laws and regulations. The shareholders of Shenzhen Fangdd undertake, among other things, that they shall not take any actions that may have material effects on Shenzhen Fangdd’s assets, businesses and liabilities, nor shall they appoint or replace any directors, supervisors and officers of Shenzhen Fangdd without Fangdd Information’s prior written consent. These agreements have terms of ten years, and the term has been extended by supplementary agreements dated November 20, 2023 to November 19, 2033. The term may be extended upon Fangdd Information’s written confirmation prior to the expiry.

●	Operation Maintenance Service Agreement

Fangdd Information and Shenzhen Fangdd have entered into an operation maintenance service agreement, pursuant to which Fangdd Information has the exclusive right to provide Shenzhen Fangdd with operation maintenance services and marketing services. Without Fangdd Information’s written consent, Shenzhen Fangdd shall not engage any third party to provide the services covered by this agreement. Shenzhen Fangdd agrees to pay service fees on an annual basis and at an amount determined by Fangdd Information after taking into account factors such as the labor cost, facility cost and marketing expenses incurred by Fangdd Information in providing the services. Unless otherwise agreed by both parties, this agreement will remain effective until Fangdd Information ceases business operations.

●	Technology Development and Application Service Agreement

Fangdd Information and Shenzhen Fangdd have entered into a technology development and application service agreement, pursuant to which, Fangdd Information has the exclusive right to provide Shenzhen Fangdd with technology development and application services. Without Fangdd Information’s written consent, Shenzhen Fangdd shall not accept any technology development and application services covered by this agreement from any third party. Shenzhen Fangdd agrees to pay service fees on an annual basis and at an amount determined by Fangdd Information after taking into account multiple factors, such as the labor and time consumed for provision of the service, the type and complexity of the services provided, the difficulties in providing the service, the commercial value of services provided and the market price of comparable services. Unless otherwise agreed by the parties, this agreement will remain effective until Fangdd Information ceases business operations.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1.	Organization and principal activities (continued)

(a)	VIE arrangements between the Company’s PRC subsidiaries (continued)

Risks in relation to the VIE structure

In the opinion of the Group’s management, the contractual arrangements have resulted in Fangdd Information having the power to direct activities that most significantly impact Shenzhen Fangdd and Shenzhen Fangdd’s subsidiaries, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of Shenzhen Fangdd and Shenzhen Fangdd’s subsidiaries at its discretion. Fangdd Information considers that it has the right to receive all the benefits and assets of Shenzhen Fangdd and Shenzhen Fangdd’s subsidiaries. As Shenzhen Fangdd and Shenzhen Fangdd’s subsidiaries were established as limited liability companies under the PRC law, their creditors do not have recourse to the general credit of Fangdd Information for the liabilities of Shenzhen Fangdd and Shenzhen Fangdd’s subsidiaries, and Fangdd Information does not have the obligation to assume the liabilities of Shenzhen Fangdd and Shenzhen Fangdd’s subsidiaries.

The Group has determined that Shenzhen Fangdd VIE Agreements are in compliance with PRC laws and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce Shenzhen Fangdd VIE Agreements.

If the PRC government finds that these contractual arrangements do not comply with its restrictions on foreign investment in the internet business, or if the PRC government otherwise finds that the Group, the VIE, or any of its subsidiaries is in violation of PRC laws or regulations or lack the necessary permits or licenses to operate the business, the relevant PRC regulatory authorities, including but not limited to the Ministry of Industry and Information Technology (“MIIT”) of the People’s Republic China, which regulates internet information service companies, would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses;

●	discontinuing or restricting the operations;

●	imposing fines or confiscating any of the income that they deem to have been obtained through illegal operations;

●	imposing conditions or requirements with which the Group or the PRC subsidiaries and affiliates may not be able to comply;

●	requiring the Company or the PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations;

●	placing restrictions on the right to collect revenues;

●	restricting or prohibiting the use of the proceeds from this offering to finance the business and operations of the VIE; and

●	taking other regulatory or enforcement actions that could be harmful to the business.

The imposition of any of these penalties could have a material and adverse effect on the business, financial condition and results of operations. If any of these penalties results in the inability to direct the activities of the VIE that most significantly impact its economic performance, and/or failure to receive the economic benefits from the VIE, the Group may not be able to consolidate the financial results of the VIE and its subsidiaries in Unaudited Interim Condensed Consolidated Financial Statements in accordance with U.S. generally accepted accounting principles.

There is no VIE in which the Group has a variable interest but is not the primary beneficiary. Currently there is no contractual arrangement that could require the Group to provide additional financial support to Shenzhen Fangdd.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1.	Organization and principal activities (continued)

(b)	Summary financial information of the Group’s VIE and its subsidiaries

The following consolidated assets and liabilities information of the Group’s VIE and VIE’s subsidiaries as of December 31, 2025 and June 30, 2026, and consolidated operating results and cash flows information for the periods ended June 30, 2025 and 2026, have been included in the accompanying Unaudited Interim Condensed Consolidated Financial Statements:

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB
Cash and cash equivalents	16,502	6,675
Restricted cash	659	1,244
Accounts receivable, net	133,001	113,790
Amount due from related parties (Note (i))	350,759	351,593
Prepayments and other current assets	63,771	60,231
Inventories	5,022	4,938
Total current assets	569,714	538,471
Property, plant and equipment, net	3,423	5,572
Intangible assets, net	152	137
Right-of-use assets	244	59
Equity method investments, net	115,003	94,923
Long-term equity investment, net	12,010	12,010
Total non-current assets	130,832	112,701
Total assets	700,546	651,172
Accounts payable	63,450	34,739
Customers’ refundable fees	17,201	16,699
Amounts due to related parties (Note (i))	1,690,573	1,694,197
Accrued expenses and other payables	62,111	53,206
Income tax payables	87	152
Lease liabilities	230	49
Total current liabilities	1,833,652	1,799,042
Non-current liabilities
Total non-current liabilities	—	—
Total liabilities	1,833,652	1,799,042

(i)	Amounts due from/to related parties include the amounts due from/to subsidiaries other than the Group’s VIE and VIE’s subsidiaries, which are eliminated upon the group consolidation.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1.	Organization and principal activities (continued)

(b)	Summary financial information of the Group’s VIE and its subsidiaries (continued)

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB
Total revenue	182,285	87,351
Net income/(loss)	8,403	(14,764)

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB
Net cash provided by/(used in) operating activities	25,045	(8,348)
Net cash provided by investing activities	3,192	1,999
Net cash used in financing activities	(25,000)	—
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1)	(2,893)
Net increase/(decrease) in cash, cash equivalents and restricted cash	3,236	(9,242)

(c)	Sales commitment arrangements

Certain property sales contracts entered with real estate developers provide the Group with exclusive selling rights for the selected properties for a specific period of time (the “Exclusive Sales Contracts”), which typically lasts for several months. Certain of these Exclusive Sales Contracts requires the Group or, in case of tri-party agreements (see below), the Group’s equity method investees to purchase any unsold units of properties at the end of the exclusive sales period (the “Sales Commitment Arrangements”). Under the Sales Commitment Arrangements, the real estate developers either enter into project sales contracts with the Group directly (the “Self-Commitment Arrangements”) or enter into tri-party agreements with the Group and its equity method investees (the “Non-Group Commitment Arrangements”). The Group, or in case of tri-party agreements, its equity method investees is required to advance real estate developer an initial deposit prior to the commencement of the exclusive sales period. The amount of initial deposits required is generally determined at a percentage of the minimum transaction price, as pre-agreed with the real estate developer, of the properties (the “Base Transaction Price”) to be sold to home purchasers in the market during the exclusive sales period. The amount of deposits advanced by the Group, or its equity method investees are adjusted throughout the exclusive sales period based on an agreed schedule such that 100% of the Base Transaction Price for the unsold properties, if any, is advanced to the real estate developers at the end of the exclusive sales period. If all properties are sold during the exclusive sales period, any outstanding deposits are immediately returned to the Group, or its equity method investees. Under all of these arrangements, the Group is responsible to render the properties sales services as specified in the exclusive sales contracts.

For Self-Commitment Arrangements, the Group is required under the project sales contracts to advance the deposits and purchase any unsold properties at the Base Transaction Price at the end of exclusive sales period. The Group would either finance the entire deposits with its own fund or by entering into separate collaborative agreements with certain funds providers (the “Self-Commitment Collaborative Agreements”) that, are either independent third parties or the Group’s equity method investees, to fully or partially fund the deposits required. The funds providers provide the Group with the funds required and requested the funds to be designated for use in a specific Self-Commitment Arrangement. Pursuant to the Self-Commitment Collaborative Agreements, the Group is required to share with the funds provider a portion of the Base Commission Income (see Note 2.22) and any Sales Incentive Income (see Note 2.22) earned, based on the agreed profit-sharing arrangements. However, the Group does not commit or guarantee them any minimum return. Also, there is no limit on the reward that accrues to either the Group or the funds providers. The amounts of profit shared with the funds providers under the Self-Commitment Collaborative Agreements are recorded in “Cost of revenue” in the Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss. The funds provided by these independent third parties or equity method investees to the Group to fulfil the deposits requirement under the Self-Commitment Arrangements are recorded as “Amounts due to third parties under collaborative agreements” or “Amounts due to equity method investees under collaborative agreements”. The deposits advanced by the Group to the property developers, either using entirely its own funds or combining its own funds with funds provided by funds providers, are recorded as “Security deposits with real estate developers” included in “Prepayments and other assets, net” (see Note 7(a)) on the Unaudited Interim Condensed Consolidated Balance Sheets.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1.	Organization and principal activities (continued)

(c)	Sales commitment arrangements (continued)

For Non-Group Commitment Arrangements, the equity method investees of the Group are obliged to pay the deposits required directly to the real estate developers and subject to the commitment to purchase any unsold properties at the Base Transaction Price at the end of exclusive sales period. No payable to the equity method investees or deposits with real estate developers were recorded on the Unaudited Interim Condensed Consolidated Balance Sheets in respect of the deposits payments or refund transactions directly made by the funds providers to property developers, as the Group is not the obligator for such deposit payments or the purchase commitment regarding the unsold properties. The Group would enter into separate collaborative agreements (the “Non-Group Collaborative Agreements”) to set out the basis of sharing of the Base Commission Income and any Sales Incentive Income earned, with the equity method investees under the Non-Group Commitment Arrangements. And the Group does not commit or guarantee them any minimum return. Also, there is no limit on the reward that accrues to either the Group or these equity method investees.

Under certain Non-Group Commitment Arrangements entered into amongst the Group, the equity method investees and real estate developers in 2019 and 2020, the equity method investee (i.e. fund provider) has the option to withdraw from the arrangement by paying a penalty to the real estate developer at any time during the term of the arrangement. The withdrawal penalty is based on either not more than 10% of the total Based Transaction Price of all properties or not more than 10% of the Based Transaction Price of the unsold properties at the withdrawal date. The Group is not responsible for the penalty payment. Upon the withdrawal by the fund provider, the Non-Group Commitment Arrangement would be terminated, and the Group would cease to have the right of exclusive sales. The Group did not enter into any such arrangement for the six months ended June 30, 2025 and 2026.

Although the Group is responsible to design and execute the overall sales plan as well as managing and directing its Registered Agents to facilitate the property transactions, the equity method investees do not simply provide financial resources but also participate in these processes through joint evaluation with the Group about the marketability of the specified properties and their pricing strategy. The Non-Group Collaborative Arrangements are accounted for under ASC 808 with costs incurred and revenue generated by the Group and the equity method investees reported in their respective Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss. Revenue earned from the real estate developer for property sales contracts with Non-Group Collaborative Agreements simultaneously entered with equity method investees are presented on a gross basis with the Base Commission Income and Sales Incentive Income recognized as “Revenue” and the amounts of profit shared with equity method investees recorded in “Cost of Revenue” in the Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss as the Group is deemed to be the principal under these arrangements.

The Group recognized nil Sales Incentive Income for the six months ended June 30, 2025 and 2026.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1.	Organization and principal activities (continued)

(c)	Sales commitment arrangements (continued)

The Group believes its key management has sufficient knowledge and experience in the relevant real estate markets and has in place adequate process that guides its selection of projects, negotiation of terms and ongoing monitoring of risks.

Prior to entering into a Sales Commitment Arrangement, the Group would assess the marketability of the specified properties, the reasonableness of the Base Transaction Price and other relevant factors. The Group performs such assessment based on the results of its research activities and other factors such as the availability of agents’ resources and has determined that the probability of all properties under such arrangements not being sold within the exclusive sales period is low. The Group believes that the developers enter into such Sales Commitment Arrangement largely due to liquidity consideration in that it could shorten the cash payback period through the receipts of deposits under the arrangement. Also, such Sales Commitment Arrangement may provide higher return to the developer when the properties are sold at a price in excess of the Base Transaction price. Therefore, the Group determines that it is remote that the real estate developers will request the Group, or for Non-Group Commitment Arrangements, the Group’s equity method investees to purchase the unsold properties at the end of exclusive sales period. Management has concluded such assessment is supported by the historical experiences where developers agreed to an extended sales period for a few months in those limited instances where certain properties remained unsold at the end of exclusive sales period.

The Group started entering into the above-mentioned Sales Commitment Arrangements in 2016. For the six months ended June 30, 2025 and 2026, the Group did not enter into any property sales contracts with real estate developers under Self-Commitment Arrangements. All new property sales contracts with Sales Commitment Arrangement are entered with the property developers and equity method investees in tri-party agreements under the Non-Group Commitment Arrangements, pursuant to which the Group’s equity method investees, rather than the Group, are required to pay the deposits directly to the property developers and obliged to purchase any unsold units of properties at the end of exclusive sales period.

The deposits made by the Group under all the Exclusive Sales Contracts including those under the Self-Commitment Arrangement are recorded as security deposits with real estate developers, net of allowance for credit losses, under current assets on the Unaudited Interim Condensed Consolidated Balance Sheets. The Group assesses the recoverability of the deposits with real estate developers based on a combination of factors, including the contractual terms, the developers’ intention in entering into such arrangements as described above, the continuing assessment of the marketability of the properties during the exclusive sales period and the extended sales period, if any, historical experiences and negotiation results of developers’ action at the end of exclusive sales period, and the market price of similar properties. An allowance for credit losses against the deposits is recorded when any portion of deposits is considered not recoverable.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Summary of significant accounting policies

2.1 Basis of presentation

The Unaudited Interim Condensed Consolidated Financial Statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

2.2 Going concern

The accompanying Unaudited Interim Condensed Consolidated Financial Statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Group’s ability to generate cash flows from operations, and the Group’s ability to arrange adequate financing arrangements.

As of June 30, 2026, the Group had an accumulated deficit of RMB4,737,342. For the six months ended June 30, 2026, the Group incurred a net loss of RMB34,484 and had cash outflows from operating activities of RMB36,674.

The Group has prepared a future cash flow forecasts, taken the actions of equity financing and the management is of the opinion that the Group will have sufficient unrestricted liquidity for at least the next 12 months from the date of approval of the Unaudited Interim Condensed Consolidated Financial Statements. Among the assumptions made by the management, it is expected that the Group will continue to reduce its operating expenditure by reducing headcounts and office space. Accordingly, management concludes that it is appropriate to prepare the financial statements on a going concern basis.

The Group has taken positive actions to speed up the collection of accounts receivable, such as litigation, strict developer credit rating management, but the effects of these actions may be limited where the developers have already been in severe finance distress. The Group also intends to obtain additional equity or debt financing arrangements, however, the availability and amount of such funding are not certain. Additionally, the strict macroeconomic regulation on real estate market and the tightening of mortgage lending activities have negatively impacted the real estate market and heightened the credit risk associated with developers. The new and resale property transactions are expected to remain vulnerable to macro challenges for an extended period, which may adversely impact the Group’s ability to raise the financing needed. The accompanying financial statements do not include any adjustments that might be necessary should the Group be unable to continue as a going concern. If the going concern basis were not appropriate for these financial statements, adjustments would be necessary for the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

2.3 Principle of consolidation

The accompanying Unaudited Interim Condensed Consolidated Financial Statements include the financial statements of the Company and its subsidiaries, which include the Cayman Islands-registered entities, British Virgin Islands-registered entities, Hong Kong-registered entities, United States-registered entities and PRC-registered entities directly or indirectly owned by the Company. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss from the effective date of acquisition or up to the effective date of disposal, as appropriate.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Summary of significant accounting policies (continued)

2.4 Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Group to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Group bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, allowances for credit losses, write-off of contested accounts payables, useful lives and impairment of long-lived assets, and valuation allowance for deferred tax assets.

2.5 Business combinations and non-controlling interests

The Group accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Group and equity instruments issued by the Group. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss.

For the Group’s non-wholly owned subsidiaries, a non-controlling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Group. Consolidated net income/(loss) in the Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss includes net income/(loss) attributable to non-controlling interests when applicable.

2.6 Foreign currency

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and the Group’s entities incorporated in the Cayman Island, British Virgin Islands (“BVI”), Hong Kong and United States is the United States dollars (“US$”). The functional currency of the Group’s PRC subsidiaries, VIE and VIE’s subsidiaries is RMB.

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulting exchange differences are recorded as foreign currency exchange gain/(loss) in the Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss. Total foreign currency exchange differences were a gain of RMB524 and RMB7,205 for the six months ended June 30, 2025 and 2026, respectively.

The financial statements of the Company and the Group’s entities incorporated in the Cayman Island, BVI, Hong Kong and United States are translated from the functional currency into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings/(deficit) generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive loss in the Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss, and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive loss in the Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Summary of significant accounting policies (continued)

2.7 Convenience translation

Translations of certain balances in accompanying Unaudited Interim Condensed Consolidated Financial Statements from RMB into US$ as of and for the six months ended June 30, 2026 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.7851 representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on July 6, 2026. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2026, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying Unaudited Interim Condensed Consolidated Financial Statements are unaudited.

2.8 Fair value measurements

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — Quoted prices in active markets for identical assets and liabilities.

●	Level 2 — Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Group considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from/to related parties, accounts payables, customers’ refundable fees, and accrued expenses and other payables, approximate the fair value of the respective assets and liabilities as of December 31, 2025 and June 30, 2026 owing to their short-term or present value nature or present value of the assets and liabilities. Fair value approximates their carrying value at the year-end as the fair value is estimated by used discounted cash flow, in which interest rates used to discount the host contracts approximate market rates.

For the six months ended June 30, 2025 and 2026, there were no transfers between different levels of inputs used to measure fair value.

2.9 Cash and cash equivalents

Cash and cash equivalents represent demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash.

2.10 Restricted cash

Cash that is legally or contractually restricted as to withdrawal or for use or pledged as security is reported separately on the face of the Unaudited Interim Condensed Consolidated Balance Sheets. In accordance with Accounting Standards Codification (“ASC”) 230, the amounts generally described as restricted cash and restricted cash equivalents are included in the total cash, cash equivalents and restricted cash balances in the Unaudited Interim Condensed Consolidated Statements of Cash Flows.

Restricted cash represents as follows:

(i)	Bank balances of RMB659 and RMB1,244 were frozen for lawsuits undergoing with suppliers and brokerage firms as of December 31, 2025 and June 30, 2026, respectively.

(ii)	Bank balances of RMB2,672 and RMB2,651 were other miscellaneous restricted cash as of December 31, 2025 and June 30, 2026.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Summary of significant accounting policies (continued)

2.11 Short-term investments

Short-term investments include fund investments and investments in wealth management products issued by certain banks which are redeemable by the Group at any time.

The wealth management products are either unsecured with variable interest rates or fixed interest rate. The Group measures the wealth management products at fair value using the quoted subscription or redemption prices published by these banks, with unrealized holding gains or losses, net of the related tax effect, excluded from earnings and recorded as a separate component of accumulated other comprehensive loss until realized. Realized gains or losses from the sale of wealth management products are determined on a specific identification basis and are recorded as gain/(loss) on short-term investments when earned in the Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss.

The Group classifies fund investments as trading securities given the fund investments are purchased for the purpose of selling them in the near future. The fund investments are classified as investments with readily determinable fair values, which are reported at fair value in the Unaudited Interim Condensed Consolidated Balance Sheets. Changes in fair values of fund investments are recorded as gain/(loss) on short-term investments in the Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss.

2.12 Accounts receivable, net

Accounts receivable mainly represent amounts due from the real estate developers for primary property business upon the completion of their services. Accounts receivables are recorded net of an allowance for credit losses, if any. The Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the payment history, credit-worthiness and the financial condition of the debtor. An allowance for credit losses is recorded in the period in which a loss is determined to be probable. The Group also makes a specific allowance if there is strong evidence indicating that an accounts receivable is likely to be unrecoverable. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure. Allowance of RMB642,786 and RMB631,528 was provided as of December 31, 2025 and June 30, 2026, respectively. Approximately 6% of the Group’s accounts receivable represent output VAT amounts, which are excluded from the Group’s revenues.

Accounts receivable are recorded at the gross billing amount less an allowance for expected credit losses from the customers. Accounts receivable do not bear interest.

Expected credit losses

Since July 1, 2022, the Group adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Group changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets.

The Group maintains an allowance for credit losses in accordance with ASC Topic 326, Credit Losses (“ASC 326”) and records the allowance for credit losses as an offset to accounts receivable, and the estimated credit losses charged to the allowance in the Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss. The Group assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business lines, services or product offerings and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customer.

For the six months ended June 30, 2025, the Group provided expected credit losses against accounts receivable of RMB946. For the six months ended June 30, 2026, the reversal of expected credit losses against accounts receivable was RMB10,776.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Summary of significant accounting policies (continued)

2.13 Inventories

Inventories, primarily consisting of parking spaces, are stated at the lower of cost and net realizable value. Costs of purchased inventory are determined after deducting rebates and discounts. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. The Group takes ownership, risks and rewards of the products purchased.

As of December 31, 2025 and June 30, 2026, no adjustment is deemed necessary to reduce inventory to net realizable value.

2.14 Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any. Property, plant and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value if any over their estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Category	Estimated useful lives
Buildings	20 years
Investment properties	20 years
Leasehold improvements	2-3 years
Furniture, office equipment	3-5 years
Motor vehicles	3-4 years

Investment properties are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Maintenance, repairs and minor renewals are charged directly to expenses as incurred. Major additions and improvements to the investment properties are capitalized.

Leasehold improvements are depreciated on a straight-line basis over the period of the lease or their estimated useful lives, if shorter. Expenditures for repairs and maintenance are expensed as incurred, whereas the costs of renewals and betterment that extends the useful lives are capitalized as additions to the related assets.

Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss.

2.15 Intangible assets, net

Intangible assets mainly include purchased intangible assets. Purchased intangible assets are initially recognized and measured at cost upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives based upon the usage of the asset, which is approximated using a straight-line method as follows:

Category	Estimated useful lives
Software	2-10 years
Artificial intelligence technology	10 years
Membership	10 years

2.16 Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets that management expects to hold and use is based on the amount the carrying value exceeds the fair value of the asset. When impairment is recognized, the adjusted carrying amount of the underlying fixed assets becomes their carrying value. The new cost basis is depreciated over the remaining useful lives of the assets. For the six months ended June 30, 2025 and 2026, the Group recognized an impairment loss of RMB10,108 and RMB1,461 for long-lived assets, respectively.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Summary of significant accounting policies (continued)

2.17 Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Group’s acquisitions of interests in its subsidiaries. The Group assesses goodwill for impairment in accordance with ASC 350-20 (“ASC 350-20”), “Intangibles–Goodwill and Other: Goodwill”, which requires that goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

Prior to the adoption of ASU 2017-04, “Simplifying the Test for Goodwill Impairment”, on January 1, 2022, the Group has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Group is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Group must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

In January 2017, the FASB issued Accounting Standards Update No. 2017-04(“ASU 2017-04”), “Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” ASU 2017-04 eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. The Group adopted the ASU 2017-04 on January 1, 2022. On and after January 1, 2022, the Group performed qualitative and quantitative assessment in accordance with ASU 2017-04.

2.18 Leases

From January 1, 2022, the Group adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842). The adoption of Topic 842 resulted in the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Group recognizes operating lease expenses on a straight-line basis over the lease term.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Summary of significant accounting policies (continued)

2.18 Leases (continued)

Right-of-use of assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. All right-of-use assets are reviewed for impairment annually.

There was no impairment for right-of-use lease assets for the six months ended June 30, 2025 and 2026.

Lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Group’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Group is reasonably certain to exercise. Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Group assessment of option purchases, contract extensions or termination options.

2.19 Equity method investments, net

The Group accounts for an equity method investment over which it has significant influence but does not own a majority of the equity interest or otherwise controls and the investments are either common stock or in substance common stock using the equity method. The Group’s share of the investee’s profit and loss is recognized in the Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss.

The Group assesses its equity method investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends, and other Group-specific information such as financing rounds.

An impairment loss of nil and RMB20,080 for equity method investments was recognized for the six months ended June 30, 2025 and 2026, respectively.

2.20 Long-term equity investments, net

Long-term equity investments, except those accounted for under the equity method or those that result in the consolidation of the investee, that do not have readily determinable fair value are measured and recorded at cost, less impairment, with subsequent adjustments for observable price changes in orderly transactions for identical or similar equity investments of the issuer. Purchased options on these equity investments that are not derivatives are accounted for in a manner consistent with the accounting for the equity investments that do not have readily determinable fair value.

No impairment loss of long-term equity investments was recognized for the six months ended June 30, 2025 and 2026, respectively.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Summary of significant accounting policies (continued)

2.21 Statutory reserves

The Group’s subsidiaries, VIE, and VIE’s subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Group’s subsidiaries registered as wholly foreign owned enterprise have to make appropriations from their after-tax profits (as determined under generally accepted accounting principles in the PRC (‘‘PRC GAAP’’)) to non-distributable reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the Group.

In addition, in accordance with the PRC Company Laws, the Group’s VIE and VIE’s subsidiaries, registered as Chinese domestic companies, must make appropriations from their after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the Group. Appropriation to the discretionary surplus fund is made at the discretion of the Group.

The general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective entity. The staff bonus and welfare fund are liability in nature and is restricted to make payment of special bonuses to employees and for the collective welfare of employees. None of these reserves is allowed to be transferred to the Group by way of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the six months ended June 30, 2025 and 2026, no appropriation was made to the general reserve fund by the Group’s wholly foreign owned PRC subsidiaries, and no appropriation was made to the statutory surplus fund by the Group’s VIE and VIE’s subsidiaries, respectively. No appropriation has been made by these companies to discretionary funds.

2.22 Revenue recognition

In accordance with ASC 606, Revenue from Contracts with Customers, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Revenues are recorded net of value-added taxes.

Commission income

Through its platforms and services provided by real estate agents registered as a member in the Group’s platform (the “Registered Agents”), the Group earns commission revenue from real estate developers for sales transactions of primary properties and to a lesser extent from home owners for sales or rental transactions of secondary properties. For services rendered by the Registered Agents in completing the transactions, the Group pays those agents a commission fee. The real estate developers and home owners are collectively referred as the property owners. For each of the property’s transactions, the Group enters into contracts with the Registered Agents (the “Agents’ Contracts”) and properties owners (the “Properties Sales Contracts”) separately. As Registered Agents are involved in providing the services to the property owners, the Group considers all the relevant facts and circumstances in determining whether it acts as the principal or as an agent in these properties’ transactions in accordance with ASC 606-10-50-12 and ASC 606-10-50-20.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Summary of significant accounting policies (continued)

2.22 Revenue recognition (continued)

Commission income (continued)

The Group has determined that it is a principal for the following reasons: (1) the Properties Sales Contract and the Agents’ Contract are negotiated and entered into separately between the Group and the property owners and the Registered Agents, respectively, at the discretion of the Group, and there is no contractual relationship between the property owners and the Registered Agents; (2) the Group negotiates with the property owners the total commission fee to be paid by the properties owners. The Group also determines the commission rate payable to the Registered Agents at its discretion without any involvement of the properties owners; (3) pursuant to the Properties Sales Contracts, the Group is responsible for the sales or leasing of the properties. In particular, the Group is responsible to undertake the sales and marketing activities it considers necessary to induce potential home purchasers to visit the sales center of the property and complete the purchase of properties from the real estate developers. The Group is entitled to a pre-determined commission income upon the signing of the sales agreements between the real estate developers and the home purchasers pursuant to the Properties Sales Contracts. The Group’s project management team carries out a series of activities including sales data analysis, development of project sales strategy, resources allocation, assignment of agents, sales and marketing activities, and monitoring of the entire sales process; (4) the Group monitors Registered Agents’ services and provide them with instructions and guidelines in approaching and serving the home purchasers.

Commission income for sales transactions of primary properties and rental transactions for secondary properties are recognized by the Group upon the signing of the sales and purchase agreements or rental agreements and making the required down payment by the home purchasers or tenants. Commission income for sales transactions of secondary properties are recognized when the transfer over legal title of ownership of the properties between the home owners and home purchasers are complete.

The Group also enters into certain arrangements with real-estate developers pursuant to which potential home purchasers may pay the Group a fixed amount in return for a discount for their purchases of specified properties from the real estate developers. The fees paid by the home purchasers to the Group are fully refundable before the execution of the sales and purchase agreements between the home purchasers and the real estate developers. For these transactions, except for the fees received from the home purchasers, the Group is not entitled to any additional commission from the real estate developers. The Group recognizes commission income in the amount of fees received from the home purchasers when the Group’s services are rendered upon the execution of the sales and purchase agreements between the home purchasers and the real estate developers. Fees received from home purchasers in advance of the revenue recognition are recorded as “Customers’ Refundable Fees” (see Note 13) on the Unaudited Interim Condensed Consolidated Balance Sheets.

For primary properties transactions, the Group generally earns a fixed commission rate (“Base Commission”) of the pre-determined properties transaction price (the “Base Transaction Price”) as stated in the Properties Sales Contracts. For certain primary properties transactions, the Group obtains exclusive sales right from real estate developers to sell the properties for a limited period of time and is required to advance certain amount of deposits. Not all of the Exclusive Sales Contracts contains Sales Commitment Arrangement as disclosed in Note 1(c). Pursuant to those Exclusive Sales Contracts with Sales Commitment Arrangement, the Group is permitted to sell the properties in the market at a price above the Base Transaction Price. In addition to the Base Commission, the Group is entitled to an additional income (the “Sales Incentive Income”), determined at a progressive rate on the excess of the actual transaction price over the Base Transaction price. Same as Base Commission income, the Sales Incentive Income is also recognized as revenue upon the signing of the sales and purchase agreements and making the down payment by the home purchasers.

Other value-added services

Other value-added services such as asset management services are recognized as revenue on a straight-line basis over which the services are rendered, they mainly represent subscription fee earned by offering Registered Agents with a suite of marketing and business technology products and services for use in a specified period of time so as to assist them growing and managing their businesses. The Group concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the clients each month. That is, the benefit consumed by the clients is substantially similar for each month, even though the exact volume of services may vary. Therefore, the Group concludes that the other value-added services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. There is no variable consideration, significant financing components or non-cash consideration in the contracts. And there is no contract asset that the Group has right to consideration in exchange for its other value-added services that the Group has transferred to its clients. Such right is not conditional on something other than the passage of time.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Summary of significant accounting policies (continued)

2.22 Revenue recognition (continued)

Parking space sales under the self-commitment arrangement

Parking space sales are recognized as revenue when control of the parking space is transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those parking spaces. The control of the parking space transfers at a point in time when the customer obtains the physical possession, the legal title, or the significant risks and rewards of ownership of the assets and the Group has a present right to a payment and the collection of the consideration is probable.

2.23 Cost of revenue

Cost of revenue primarily consists of agents’ commission, promotion and operational expenses, and salaries and benefits expenses that incurred for properties transactions.

2.24 Sales and marketing expenses

Sales and marketing expenses mainly consist of salaries and advertising costs, which consist primarily of online and offline advertisements, are expensed when the services are received.

2.25 Product development expenses

Product development expenses primarily consist of salaries and benefits expenses, depreciation of equipment relating to the development of new products or upgrading of existing products and other expenses for the product activity of the Group. The Group expenses product development expenses as incurred.

2.26 General and administrative expenses

General and administrative expenses mainly consist of provision of credit losses, payroll and related staff costs for corporate functions, professional services fees, as well as other general corporate expenses such as rental expenses and depreciation expenses for offices and equipment for use by these corporate functions of the Group.

2.27 Share-based compensation

Share-based awards granted to the employees and directors in the form of share options are subject to service and performance conditions. They are measured at the grant date fair value of the awards, and are recognized as compensation expense using the graded vesting method, net of estimated forfeitures, if and when the Group considers that it is probable that the performance condition will be achieved.

For vested awards, the Group recognizes incremental compensation cost in the period the modification occurs. For awards not being fully vested, the Group recognizes the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original awards over the remaining requisite service period after modification.

Estimation of the fair market value of the Group’s ordinary shares involves significant assumptions that might not be observable in the market, and a number of complex and subjective variables, including the expected share price volatility (approximated by the volatility of comparable companies), discount rate, risk-free interest rate and subjective judgments regarding the Group’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants are made. Share-based compensation in relation to the share options is estimated using the Binominal Option Pricing Model. The determination of the fair value of share options is affected by the share price of the Group’s ordinary shares as well as the assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rate, exercise multiple and expected dividend yield. The fair value of these awards was determined with the assistance from a valuation report prepared by an independent valuation firm using management’s estimates and assumptions.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Summary of significant accounting policies (continued)

2.28 Employee benefits

The Group’s subsidiaries, the VIE and VIE’s subsidiaries in China participate in a government mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. The fair value of the employee benefits liabilities approximates their carrying value due to the short-term nature of these liabilities.

Employee social insurance benefits included as expenses in the accompanying Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss amounted to RMB4,605 and RMB3,752 for the six months ended June 30, 2025 and 2026, respectively.

2.29 Government grants

Government grants represent amounts granted by local government authorities as an incentive for companies to promote economic development of the local technology industry. Government grants received by the Group were non-refundable and were for the purpose of giving immediate incentive with no future costs or obligations are recognized in earnings in the Group’s Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss.

2.30 Income tax

Income tax is accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Group reduces the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is “more-likely-than-not” that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a “more-likely-than-not” realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of futures profitability, the duration of statutory carryforward periods, the Group’s experience with operating loss and tax credit carryforwards, if any, not expiring.

The Group recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group records interest related to unrecognized tax benefits in income tax expense and penalties in general and administrative expenses.

2.31 Comprehensive income/(loss)

Comprehensive income/(loss) is defined to include all changes in equity of the Group during a period arising from transactions and other event and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the periods presented, the Group’s comprehensive income/(loss) includes net income/(loss) and other comprehensive income/(loss), which mainly consists of the foreign currency translation adjustment that have been excluded from the determination of net income/(loss).

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Summary of significant accounting policies (continued)

2.32 Net income/(loss) per share

Basic net income/(loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders, considering the accretions to redemption value and the deemed dividend of the preferred shares, by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, any net income is allocated between ordinary shares and other participating securities based on their participating rights. A net loss is not allocated to participating securities when the participating securities does not have contractual obligation to share losses.

The Company’s preferred shares are participating securities as they participate in undistributed earnings on an as-if-converted basis. The preferred shares have no contractual obligation to fund or otherwise absorb the Group’s losses. Accordingly, any undistributed net income is allocated on a pro rata basis to the ordinary shares and preferred shares; whereas any undistributed net loss is allocated to ordinary shares only.

Diluted net income/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares and convertible loan using the if-converted method, and ordinary shares issuable upon the vest of restricted ordinary shares or exercise of outstanding share option (using the treasury stock method). Ordinary equivalent shares are calculated based on the most advantageous conversion rate or exercise price from the standpoint of the security holder. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

2.33 Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

2.34 Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM, in deciding how to allocate resources and in assessing performance. The Group’s revenue segments have similar economic characteristics and they are managed as a single business unit. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Group’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has determined that there is only one reportable operating segment.

2.35 Commitments and contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.	Summary of significant accounting policies (continued)

2.36 Recent accounting pronouncements

In January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This ASU amends the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted. The Group is currently evaluating the impact of this ASU on its financial statements.

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Group is evaluating the impact of the adoption of this guidance. We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (“Topic 815”) and Revenue from Contracts with Customers (“Topic 606”): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract (“ASU 2025-07”). ASU 2025-07, expands an existing scope exception under Topic 815 to exclude non-exchange-traded contracts where the underlying is based on the operations or activities specific to one of the contract parties. The Company is currently evaluating the impact of this ASU on its financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments — Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its interim financial statement disclosures.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. This update improves U.S. GAAP by establishing authoritative guidance on the accounting for government grants received by business entities. For public business entities, the amendments are effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. The Company is currently in the process of evaluating the impact this amended guidance may have on its consolidated financial statements.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

3.	Concentration and risk

Concentration of customers

For the six months ended June 30, 2025, three developers with good credit from whom revenue contributed more than 10% of the total revenue of the Group with the percentage to be 30%, 18% and 15%, respectively.

For the six months ended June 30, 2026, the Group adjusted the new property business scale and took actions to cease business cooperation with high credit risk developers to avoid further losses due to continuous downturn of real estate transactions market, which resulted in a significant increase of the percentage of two good credit developers’ revenue to the total revenue of the Group being more than 10%, with the percentage to be 21% and 15%, respectively.

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of June 30, 2026, cash and cash equivalents and restricted cash of RMB17,760 were deposited in financial institutions in the PRC and Hong Kong. The bank deposits with financial institutions in the PRC are insured by the government authority for up to RMB500. The bank deposits with financial institutions in Hong Kong are insured by the government authority for up to HK$500. To limit exposure to credit risk relating to deposits, the Group primarily places cash and cash equivalent with large financial institutions in the PRC and Hong Kong which management believes are of high credit quality and the Group also continually monitors their credit worthiness.

The Group’s operations are carried out in China. Accordingly, the Group’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Group’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation among other factors.

Accounts receivable are typically unsecured and are primarily derived from revenue earned from real estate developers. Security deposits with real estate developers are also unsecured and are the advance payment to real estate developers to obtain the exclusive selling right under Exclusive Sales Contracts without Sales Commitment Arrangements (see Note 1(c)). The risk with respect to accounts receivable and security deposit with real estate developers are managed by credit evaluations the Group performs on its customers and its ongoing monitoring of outstanding balances.

Currency risk

The Group’s operational transactions and its assets and liabilities are primarily denominated in RMB, which is not freely convertible into foreign currencies. The value of RMB is subject to changes in central government policies and international economic and political developments that affect the supply and demand of RMB in the foreign exchange market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances from China in currencies other than RMB by the Group must be processed through the PBOC or other China foreign exchange regulatory bodies and require certain supporting documentation in order to execute the remittance.

Liquidity Risk

We are also exposed to liquidity risk which is risk that we are unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and related parties to obtain short-term funding to meet the liquidity shortage.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

4.	Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash mentioned below maintained at banks consist of the following:

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB
RMB denominated bank deposits with:
Financial institutions in the PRC	27,315	13,156
HKD denominated bank deposits with:
Financial institutions in Hong Kong	471	226
U.S. dollar denominated bank deposits with:
Financial institutions in Hong Kong	3,286	3,650
Financial institutions in the PRC	1,587	728
Total	32,659	17,760

The Group has not experienced any losses in uninsured bank deposits and does not believe that it is exposed to any significant risks on cash held in bank accounts.

5.	Fair value measurement

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Following is a description of the valuation techniques that the Group uses to measure the fair value of assets that the Group reports in its consolidated balance sheets at fair value on a recurring basis.

Short-term investments

December 31, 2025

	Level 1	Level 2	Balance at
	Inputs	Inputs	Fair Value
	RMB	RMB	RMB
Wealth management products	—	101,268	101,268
Fund	13,605	—	13,605
Total	13,605	101,268	114,873

June 30, 2026

	Level 1	Level 2	Balance at
	Inputs	Inputs	Fair Value
	RMB	RMB	RMB
Wealth management products	—	72,540	72,540
Fund	16,933	—	16,933
Total	16,933	72,540	89,473

The Group values its investments in wealth management products issued by certain banks using quoted subscription or redemption prices published by these banks, and accordingly, the Group classifies the valuation techniques that use these inputs as level 2.

In October 2025, the Group subscribed for Class A and Class S participating, non-voting shares attributable to Grow Investment Fund, a sub-fund of Grow Global Allocation OFC which is a Hong Kong private umbrella open-ended fund company incorporated with limited liability and segregated liability between sub-funds. As of December 31, 2025 and June 30, 2026, the net asset value of the sub-fund investment amounted to RMB13,605 and RMB16,933, respectively. Management fee is 0.6% and nil per annum of the net asset value of each series of the Class A shares and Class S shares in respect of the sub-fund, respectively. No performance fee is payable.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

5.	Fair value measurement (continued)

For the six months ended June 30, 2025 and 2026, a gain of RMB2,917 and RMB421 was recognized on short-term investments, respectively.

There have no transfers between level 1, level 2 and level 3 categories.

Other financial instruments

Accounts receivable, amounts due from related parties and prepayments and other assets are financial assets with carrying values that approximate to fair value due to their short-term nature.

Accounts payable, amounts due to related parties, customers’ refundable fees and accrued expenses and other payables are financial liabilities with carrying values that approximate to fair value due to their short-term nature.

6.	Accounts receivable, net

Accounts receivable, net consist of the following:

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB
Accounts receivable	790,706	762,320
Less: allowance for credit losses	(642,786)	(631,528)
Accounts receivable, net	147,920	130,792

No accounts receivable was pledged as of December 31, 2025 and June 30, 2026.

The following table presents the movement of allowance for credit losses for the six months ended June 30, 2025 and 2026:

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB
Balance at the beginning of the period	640,394	642,786
Provision/(reversal) of allowance for credit losses	946	(10,776)
Receivables written off for the period	(9,103)	(482)
Balance at the end of the period	632,237	631,528

The provision of allowance for credit losses was included in general and administrative expenses.

7.	Prepayments and other assets, net

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB
Security deposits with real estate developers, net (Note(a))	17,801	16,433
Rental and other deposits, net (Note (b))	2,329	2,188
Other receivables, net (Note (c))	62,476	74,130
Prepayments and other assets, net	82,606	92,751

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

7.	Prepayments and other assets, net (continued)

(a) Security deposits with real estate developers, net

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB
Security deposits with real estate developers	50,465	50,369
Less: allowance for credit losses	(32,664)	(33,936)
Security deposits with real estate developers, net	17,801	16,433

The allowance for credit losses provided against the deposits under Exclusive Sales Contract without Sales Commitment Arrangement (Note 1(c)) which were considered not recoverable was RMB32,664 and RMB33,936 as of December 31, 2025 and June 30, 2026, respectively.

The following table sets forth the movement in the allowance for credit losses of security deposits with real estate developers for the six months ended June 30, 2025 and 2026:

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB
Balance at the beginning of the period	32,035	32,664
Provision of allowance for credit losses	500	1,452
Receivables written off for the period	(500)	(180)
Balance at the end of the period	32,035	33,936

(b) Rental and other deposits, net

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB
Rental and other deposits	6,288	6,147
Less: allowance for credit losses	(3,959)	(3,959)
Rental and other deposits, net	2,329	2,188

The allowance of credit losses against rental and other deposits which were considered not recoverable was RMB3,959 as of both December 31, 2025 and June 30, 2026.

The following table sets forth the movement in the allowance for credit losses of rental and other deposits for the six months ended June 30, 2025 and 2026:

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB
Balance as of June 30, 2025 and 2026	3,959	3,959

(c) Other receivables, net

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB
Other receivables	72,979	84,633
Less: allowance for credit losses	(10,503)	(10,503)
Other receivables, net	62,476	74,130

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

7.	Prepayments and other assets, net (continued)

(c) Other receivables, net (continued)

The allowance of credit losses against other receivables which were considered not recoverable was RMB10,503 as of both December 31, 2025 and June 30, 2026.

The following table sets forth the movement in the allowance for credit losses of other receivables for the six months ended June 30, 2025 and 2026:

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB
Balance at the beginning of the period	20,416	10,503
Provision of allowance for credit losses	3,875	—
Receivables written off for the period	(14,789)	—
Balance at the end of the period	9,502	10,503

8.	Property, plant and equipment, net

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB
Buildings	33,045	34,759
Leasehold improvements	46,310	46,310
Furniture and office equipment	327	327
Motor vehicles	1,133	1,114
Investment properties	2,890	2,890
Total original costs	83,705	85,400
Less: accumulated depreciation	(48,765)	(49,666)
Less: impairment loss	(2,104)	(2,232)
Net book value	32,836	33,502

Depreciation expenses were RMB925 and RMB920 for the six months ended June 30, 2025 and 2026, respectively.

9.	Intangible assets, net

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB
Artificial intelligence technology (Note (a))	241,228	241,228
Software	3,245	3,245
Membership	957	821
Total original costs	245,430	245,294
Less: accumulated amortization	(11,491)	(22,731)
Currency translation difference	126	(7,477)
Net book value	234,065	215,086

(a)	On September 29, 2025, the Company entered into an asset purchase agreement with a company incorporated in the British Virgin Island relating to the purchase of certain artificial intelligence technology in order to enhance our SaaS solutions. The purchase price for the acquired intangible asset was US$34,320.

Amortization expenses were RMB63 and RMB11,502 for the six months ended June 30, 2025 and 2026, respectively.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

10.	Lease

Operating leases of the Group are mainly leases of office. The balance for the operating leases where the Group was the lessee are as follows within the Unaudited Interim Condensed Consolidated Balance Sheets:

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB
Right-of-use assets	877	302
Lease liabilities	806	254

The operating lease expenses and short-term lease expenses were recognized in sales and marketing expenses, product development expenses and general and administrative expenses. The following table presents operating lease cost reported in the Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss related to the Group’s leases:

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB
Operating lease expenses	777	583
Short-term lease expenses	236	613
Total lease expenses	1,013	1,196

The following table reconciles the undiscounted cash flows of the Group’s leases as of December 31, 2025 and June 30, 2026 to the present value of its operating lease payments:

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB
Less than 1 year	816	256
Total minimum lease payments	816	256
Less: discounted interest	(10)	(2)
Present value of lease obligations	806	254
Less: current portion	(806)	(254)
Non-current portion of lease obligations	—	—

Other information related to operating leases where the Group is the lessee is as follows:

	As of December 31,	As of June 30,
	2025	2026
Weighted-average remaining lease term (in years)	0.75	0.33
Weighted-average discount rate	3.07%	3.01%

For the six months ended June 30, 2026, the operating lease cost was RMB583, including the amortization expenses of right-of-use assets RMB575 and the interest expenses of lease liabilities RMB8.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

11.	Equity method investments, net

Amount
RMB
Balance as of December 31, 2024	162,761
Additions	923
Share of results	(615)
Changes of equity ownership	105
Balance as of June 30, 2025	163,174

Balance as of December 31, 2025	118,397
Share of results	(180)
Impairment losses	(20,080)
Changes of equity ownership	(923)
Currency translation difference	17
Balance as of June 30, 2026	97,231

The Group made certain equity method investments. The Group does not have controlling financial interests over these investees, but it has ability to exercise significant influence over their financial and operating polices.

In connection with the Sales Commitment Arrangements as described in Note 1(c), the Group invested into certain limited partnerships as a limited partner. The Group has determined that given the design of these limited partnerships, they are considered to be unconsolidated VIEs and the Group is not considered to be the primary beneficiary, as further described below.

The limited partnerships were either involved in or invested by the Group for the purpose of the Sales Commitment Arrangements as a fund provider, details of which are disclosed in Note 1(c). Under these arrangements, an initial deposit is required to be paid to the real estate developers prior to the commencement of the exclusive sales period. The limited partnerships are designed such that the investors (including the Group) would make their respective initial equity capital payments based on the initial deposit requirements. The investors are committed to provide additional capital funding in several tranches based on a funding schedule prepared considering of the forecast sale plan and actual progress of properties sales throughout the exclusive sale period.

The Group has determined that the total equity investment at risk of these limited partnerships is limited to the capital injected in these limited partnerships and does not include the commitments of the partners to contribute additional equity as the funding commitments are not reported as equity in the balance sheet of the limited partnerships. Capital investments of the partners are the only source of funding of these limited partnerships. In addition, the amount of paid-up capital at inception is limited to the funding requirements for the initial stage of the project. The Group has determined that the limited partnerships are VIEs as their total equity investments at risk are not considered to be sufficient to permit the limited partnerships to finance their activities without additional subordinated financial support.

To determine whether the Group is the primary beneficiary of these limited partnerships, the Group has evaluated whether it has both (i) the power to direct the activities of the limited partnerships that most significantly impact their economic performance; and (ii) the obligation to absorb losses of, or the right to receive benefits from, the limited partnerships that could potentially be significant to these entities.

The Group determined that the activities that most significantly impact the economic performance of the limited partnerships include: (i) selecting real estate projects, (ii) negotiating the terms of sale commitment arrangement, (iii) monitoring the progress of property sales and (iv) for the limited partnerships under Non-Group Commitment Arrangements as described in Note 1(c), managing the disposal of unsold properties, if any, at the end of the sales period that the limited partnerships are required to purchase from the property developer.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

11.	Equity method investments, net (continued)

Based on these activities that the Group considered to be most significant, the Group evaluated who has the power to direct them beginning with an assessment of the parties involved in the ownership and governance structure of these limited partnerships. In this regard, each of the limited partnerships is sponsored by an investor that is unrelated to the Group. The investments of the sponsoring investor in the limited partnerships are generally in the form of both limited partnership interest and general partnership interest, with these partnership interests being held by two or more of the sponsoring investor’s-controlled subsidiaries. Under the limited partnership agreement, the general partner can make key management decisions for the limited partnership. In addition, the Group does not have any kick-out right or the unilateral ability to exercise any substantive participating rights. Accordingly, the Group has determined that the power to direct the activities that most significantly impact the economic performance rests with the general partner and the other limited partners that are all under the common control of the sponsoring investor.

The Group’s obligation to absorb losses of, or the right to receive benefits from, the limited partnerships are limited to its committed capital investments or its rights to receive sharing of profit from the limited partnerships based on its proportionate share of the capital contributions.

Based on the analysis above, as the Group does not have the power to direct the activities of limited partnerships that most significantly impact their economic performance, the Group has concluded it is not the primary beneficiary of the limited partnerships established in connection with the Sales Commitment Arrangements. The Group determined that it has significant influence over these limited partnerships and therefore has accounted for its investments under the equity method.

The Group considers, as a limited partner, that its maximum exposures to the losses from the limited partnerships are the maximum loss that could potentially be recorded through earnings in future periods as a result of its investments and other variable interests in the limited partnerships, regardless of the probability of the losses actually occurring. The Group’s maximum exposures to the losses of the limited partnerships as of December 31, 2025 and June 30, 2026 are set out below, which represent the aggregated amounts of the carrying amounts of the investments in limited partnerships and the maximum amount of additional capital commitments as stipulated in the respective partnership deeds. The Group does not have any other obligation or commitment to provide any guarantee, loan or other financial support to the limited partnerships.

	Aggregated carrying amount (before impairment loss) of the limited partnerships	Maximum amount of additional capital commitments (Note 21)	Maximum exposures to the losses of the limited partnerships
	RMB	RMB	RMB
Balance as of December 31, 2025 and June 30, 2026	357,219	86,331	443,550

Impairment loss

No impairment loss was recognized for the six months ended June 30, 2025. The Group recognized other-than-temporary impairment loss of RMB20,080 to the investment in Ningbo Meishan Jiushen Investment Limited Partnership (“Jiushen”) for the six months ended June 30, 2026.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

11.	Equity method investments, net (continued)

The following equity method investees were either involved in or invested by the Group for the purpose of the Sales Commitment Arrangements as a fund provider or other transactions, details of which are disclosed in Note 1(c). The Group’s effective interests to the limited partnerships as of December 31, 2025 and June 30, 2026 are as below:

	As of December 31,	As of June 30,
	2025	2026
Name of the limited partnerships
Shanghai Gefei Chengyun Investment Center Limited Partnership (“Gefei Chengyun”)	20%	20%
Jiushen	12%	12%
Ningbo Meishan Jiuchuan Investment Limited Partnership (“Jiuchuan”)	10%	10%
Yiwu Longshu Tianye Investment Management Limited Partnership (“Longshu Tianye”)	26%	26%
Ningbo Meishan Yunde Investment Limited Partnership (“Yunde”)	20%	20%
Ningbo Meishan Deyan Investment Limited Partnership (“Deyan”)	20%	20%
Ningbo Meishan Detong Investment Limited Partnership (“Detong”)	40%	40%
Ningbo Meishan Derong Investment Limited Partnership (“Derong”)	37%	37%
Ningbo Meishan Jiushi Investment Limited Partnership (“Jiushi”)	40%	40%
Shenzhen Jiaxinda No.3 Investment Limited Partnership (“Jiaxinda”)	10%	10%
Ningbo Chunyu Management Limited Partnership (“Chunyu”)	89.95%	89.95%

Name of other equity method investees
Shanghai Nuancheng Network Technology Co., Ltd. (“Shanghai Nuancheng”)	30%	30%
Shenzhen Duoduo Robot Technology Co., Ltd. (“Duoduo Robot”)	32%	32%
Shanghai Youxi Network Technology Co., Ltd. (“Shanghai Youxi”) (Note (a))	25.5%	25.5%
Duo Concierge lnc. (“Duo Concierge”) (Note (b))	20%	Not applicable

(a)	Shanghai Youxi was a subsidiary of the Group. In March 2025, the Group reduced its shareholding in Shanghai Youxi to 25.5% and only has ability to exercise significant influence over its financial and operating policies accounting for 25.5% of its total equity.

(b)	Duo Concierge was incorporated in the United States in November 2024. The Group does not have controlling financial interests over Duo Concierge, but has ability to exercise significant influence over its financial and operating policies accounting for 20% of its total equity. In April 2026, the Group further acquired the remaining 80% equity interests in Duo Concierge to achieve control, and it became a wholly-owned subsidiary of the Group.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

11.	Equity method investments, net (continued)

During the six months ended June 30, 2025 and 2026, the details of the movements of equity method investments are summarized below:

	For the Six Months Ended June 30,
	2025		2026
Name of other equity method investees	Capital Investments	Changes of equity ownership	Currency translation difference	Changes of equity ownership
	RMB	RMB	RMB	RMB
Suzhou Tinghaozhu Technology Co., Ltd. (“Suzhou Tinghaozhu”) (Note 20)	—	(150)	—	—
Shanghai Youxi (Note 11(a))	—	255	—	—
Duo Concierge (Note 11(b))	923	—	17	(923)
Total	923	105	17	(923)

Summary of consolidated unaudited financial information for these equity method investees as of December 31, 2025 and June 30, 2026, and for the six months ended June 30, 2025 and 2026 are presented below:

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB
Balance sheet data:
Current assets	265,059	262,190
Non-current assets	100,743	97,142
Total assets	365,802	359,332

Current liabilities	61,731	60,825
Total liabilities	61,731	60,825

Shareholders’ equity	304,071	298,507
Total liabilities and shareholders’ equity	365,802	359,332

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB
Operation results data:
Revenue	2,541	1,758
Operating loss	(4,600)	(2,062)
Net loss	(4,225)	(2,081)

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

12.	Long-term equity investment, net

Amount
RMB
Balance as of December 31, 2024	2,000
Addition (Note (b))	11,000
Balance as of June 30, 2025	13,000

Balance as of December 31, 2025 and June 30, 2026	12,000

(a)	Long-term equity investment in Chengdu Haofangtong Technology Corporation Limited (“Haofangtong”)

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB
Long-term equity investment in Haofangtong	56,000	56,000
Less: impairment loss	(55,000)	(55,000)
Long-term equity investment, net	1,000	1,000

In accordance with the Capital Injection and Share Transfer Agreement entered between the Group, Chengdu Haofangtong Technology Corporation Limited (“Haofangtong”) and the existing shareholders of Haofangtong dated July 7, 2018, the Group agreed to acquire 26% equity interests of Haofangtong by (1) subscribing 4,029,543 newly issued shares (the “New Share Issuing”), which represents 7% equity interests of Haofangtong, with a consideration of RMB56,000 (2) an option to purchase 10,937,339 shares, representing 19% equity interests of Haofangtong after New Share Issuing, from the existing shareholders for RMB32,000 if Haofangtong and the existing shareholders of Haofangtong fulfill certain conditions under the agreement. Haofangtong’s principal activities are the development and sales of Enterprise Resource Planning (“ERP”) system for real estate agents.

On September 5, 2018, the Group completed the transaction of subscripting 4,029,543 newly issued shares of Haofangtong. Management has determined that the consideration paid of RMB56,000 represents the cost of (i) 7% equity interests of Haofangtong and (ii) a purchase option in respect of an additional 19% equity interests of Haofangtong from the existing shareholders for RMB32,000. The total consideration paid is allocated to the 7% equity interest and the purchase option, based on the valuation report prepared by an independent valuation firm.

The Group has determined that it does not have significant influence in Haofangtong and that there is no readily determinable fair value of Haofangtong’s shares. The investments in the 7% equity interests and the purchase option on additional equity interests are measured at their respective allocated costs, less impairment, with subsequent adjustments for observable price changes.

The Group continually reviews the equity investments in Haofangtong to determine whether a decline in fair value to below the carrying value is other-than-temporary. The impairment recorded for equity investments in Haofangtong was RMB55,000 as of both December 31, 2025 and June 30, 2026. For the six months ended June 30, 2025 and 2026, no impairment loss was recognized according to the estimated fair value determined by the management.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

12.	Long-term equity investment, net (continued)

(b)	Long-term equity investment in Wuhu Fangrong Network Small Loan Co., Ltd. (“Wuhu Fangrong”)

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB
Long-term investment in Wuhu Fangrong	11,000	11,000
Long-term equity investment, net	11,000	11,000

Wuhu Fangrong Network Small Loan Co., Ltd. (“Wuhu Fangrong”) was a subsidiary of the Group, which provided loan facilitation services. In January 2025, the Group reduced its shareholding in Wuhu Fangrong to 11% and the fair value of the investment amounted to RMB11,000. The Group neither has significant influence nor own a majority equity interests or otherwise control over Wuhu Fangrong since then.

As of December 31, 2025 and June 30, 2026, no impairment recorded for equity investment in Wuhu Fangrong.

13.	Customers’ refundable fees

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB
Balance at the beginning of the period	15,879	18,163
Cash received from customers	16,162	5,228
Cash refunded to customers	(446)	(1,058)
Revenue recognized	(10,485)	(4,653)
Balance at the end of the period	21,110	17,680

Customers’ refundable fees represent the commission income received in advance (see Note 2.22).

14.	Accrued expenses and other payables

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB
Other taxes and surcharge payable	37,529	38,189
Amounts due to third parties under collaborative agreements (Note 1(c))	21,112	20,508
Professional service fee	2,243	1,744
Accrued expenses	2,467	4,427
Receipt in advance	5,450	5,236
Accrual for salary and bonus	4,891	5,154
Others	26,019	14,164
Accrued expenses and other payables	99,711	89,422

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

15.	Equity

Ordinary shares

Upon incorporation in 2013, the Company’s authorized ordinary shares were 2,000,000,000 shares with a par value of US$0.0000001 each and issued 975,308,700 ordinary shares at par value. The number of authorized ordinary shares was increased from 2,000,000,000 to 2,275,948,587 as of December 31, 2018 after the issuance of Series A-1, A-2, B and C Preferred Shares.

Immediately prior to the completion of Company’s initial public offering on November 1, 2019, its authorized share capital was changed to US$500 divided into 5,000,000,000 shares of a par value of US$0.0000001 each, comprising of (i) 3,380,061,942 Class A ordinary shares, (ii) 619,938,058 Class B Ordinary Shares of a par value, and (iii) 1,000,000,000 shares of such class or classes (however designated) as the board of directors may determine in accordance with the amended and restated memorandum and articles of association. 619,938,058 ordinary shares beneficially owned by the Company’s founders, Yi Duan, Xi Zeng and Jiancheng Li were re-designated into Class B ordinary shares on a one-for-one basis and remaining 325,773,972 ordinary shares were re-designated into Class A ordinary shares on a one-for-one basis. All outstanding preferred shares were converted into 715,043,731 Class A ordinary shares.

Upon the completion of Company’s initial public offering and exercise of the overallotment options, the Company issued 150,000,000 and 12,504,475 Class A ordinary shares at price of US$0.52 per Class A ordinary share, respectively. The total net proceeds received were US$71,596 (equivalent to approximately RMB498,436).

On October 14, 2022, the Company’s authorized share capital was changed to US$5,000 divided into 50,000,000,000 shares of a par value of US$0.0000001 each, comprising of (i) 30,000,000,000 Class A ordinary shares of a par value, (ii) 10,000,000,000 Class B ordinary shares of a par value, and (iii) 10,000,000,000 shares of such class or classes (however designated) as the board of directors may determine in accordance with the amended and restated memorandum and articles of association.

Upon the completion of the Company’s the offering on December 8, 2022, the Company issued 375,000,000 Class A ordinary shares at price of US$0.0017 per Class A ordinary share and 75,000 Class C ordinary shares at price of US$0.0036 per Class C ordinary share, respectively. The total net proceeds received were US$450 (equivalent to approximately RMB3,136).

On February 21, 2023, 129,519,698 Class A ordinary shares were issued to Mr. Jiancheng Li upon the conversion of the same number of Class B ordinary shares held by him on February 21, 2023.

On March 3, 2023, the Company additionally offered and issued 120,811,500 Class A ordinary shares at an offering price of US$0.0017 per Class A ordinary share. The total net proceeds received were US$23 (equivalent to approximately RMB158).

On February 10, 2023, the Company received a convertible promissory note payment of US$21 million, under which the Company would sell and issue a convertible promissory note in a principal amount of US$21 million to an investor through private placement. The note will mature in six months following the issuance, bearing interest at the rate of 8% per annum which shall be payable on the maturity date. At any time after the issuance and before the maturity date, the note is convertible, in whole but not in part, into class A ordinary shares of the Company at the option of the holder thereof at a price equal to 64% of the higher of the following (adjusted by the ADS-to-share ratio): (i) the average closing price of the Company’s American depositary shares (the “ADSs”) for the last 5 days preceding the date of the conversion notice and (ii) US$0.47. Each ADS currently represents 375 Class A Ordinary Shares. To maintain a stable corporate structure following the potential conversion of the note, the Company had simultaneously entered into a share subscription agreement, under which the Company has agreed to sell and issue up to 7,875,000 class C ordinary shares of the Company with the same rights, privileges and restrictions approved by the board of directors on November 29, 2022 to ZX INTERNATIONAL LTD, a British Virgin Islands company controlled by Mr. Xi Zeng, the chairman of the board of directors and chief executive officer of the Company, if the Company receives a conversion notice from the noteholder. The per share purchase price would be calculated based on the average closing price of the Company’s ADSs for the 30 trading days prior to the closing notice date and adjusted by the ADS-to-share ratio.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

15.	Equity (continued)

Ordinary shares (continued)

On March 9, 2023, the Company entered into a note conversion agreement with the holder of the convertible promissory note in a principal amount of US$21 million. Pursuant to the Note Conversion Agreement, the Noteholder has converted the outstanding balance of the Note into an aggregate of 18,750,000,000 Class A ordinary shares of the Company at an amended conversion price of US$0.00112 per share. Concurrently with the conversion of the Note, the Company has issued 5,625,000 Class C ordinary shares of the Company, at a purchase price of US$0.00271 per share, to ZX INTERNATIONAL LTD, a British Virgin Islands company controlled by Mr. Xi Zeng, the chairman of the board of directors and chief executive officer of the Company.

On July 19, 2023, the Company was offering to certain investors (i) an aggregate of 4,285,711,875 Class A ordinary shares at an offering price of US$0.0019 per Class A ordinary share, (ii) certain regular warrants, or the Regular Warrants, to purchase up to an aggregate of 4,285,711,875 Class A ordinary shares, and (iii) certain reset warrants, or the Reset Warrants, that permit cashless exercise of up to an aggregate of 10,714,279,875 Class A ordinary shares. Consequently, on July 19, 2023, 4,285,711,875 Class A ordinary shares were offered and issued at an offering price of US$0.00187 per Class A ordinary share. The total net proceeds received were US$6,471 (equivalent to approximately RMB46,245) and on August 7, 2023, 8,169,637,500 Class A ordinary shares were cashlessly offered and issued pursuant to the reset warrants.

On July 21, 2023, the Company issued 1,371,427 Class C ordinary shares of the Company, at a purchase price of US$0.00223 per share, to ZX INTERNATIONAL LTD, a British Virgin Islands company controlled by Mr. Xi Zeng, the chairman of the board of directors and chief executive officer of the Company.

On July 24, 2023, the Company announced that it will change the ratio of the American depositary shares (“ADSs”) representing its Class A ordinary shares from one (1) ADS representing three hundred and seventy-five (375) Class A ordinary share to one (1) ADS representing five thousand six hundred and twenty-five (5,625) Class A ordinary shares.

On August 12, 2024, the Company effected a share consolidation to consolidate every 5,625 ordinary shares of a par value US$0.0000001 per share into one ordinary share of a par value US$0.0005625 per share (the “Share Consolidation”). The Share Consolidation, along with other related matters, was approved by the shareholders at an extraordinary general meeting held on July 11, 2024. No fractional shares were issued in connection with the Share Consolidation, and all fractional shares were rounded up to the nearest whole number. The Share Consolidation changed the ratio of the ADSs (previously representing our Class A ordinary shares) to the Class A ordinary shares from one ADS representing 5,625 Class A ordinary shares of a par value US$0.0000001 per share, to one ADS representing one Class A ordinary share of a par value US$0.0005625 per share.

On September 30, 2024, the Company implemented a substitution listing, whereby all ADSs were exchanged into the Company’s Class A ordinary shares on a mandatory basis. After the mandatory exchange, ADSs that previously represented the Class A ordinary shares ceased to be listed on The Nasdaq Capital Market, or Nasdaq, and the underlying Class A ordinary shares began trading on Nasdaq under the same symbol “DUO.”

On October 1, 2024, the Company entered into a securities purchase agreement with certain investors relating to the sale of 1,612,902 Class A ordinary shares, par value US$0.0005625 per share, at a negotiated price of US$1.55 per Class A ordinary share.

From October 2 to October 4, 2024, the Company issued 2,288,558 Class A ordinary shares at an exercise price of US$2.22546 per Class A ordinary share, upon exercise of certain regular warrants issued on July 19, 2023.

On October 7, 2024, the Company entered into a securities purchase agreement with certain investors relating to sale of 2,464,000 Class A ordinary shares, par value US$0.0005625 per share, at a negotiated price of US$1.60 per Class A ordinary share. The Company also offered pre-funded warrants, or the Pre-Funded Warrants, in lieu of Class A ordinary shares, to purchase up to 661,232 Class A ordinary shares to certain investors. Each Pre-Funded Warrant is exercisable for one Class A ordinary share and has an exercise price of US$0.0005625 per share. The purchase price per Pre-Funded Warrant is US$1.5994375. Each Pre-Funded Warrant will be exercisable immediately upon issuance and will expire when exercised in full.

From October 7 to October 8, 2024, the Company issued 661,232 Class A ordinary shares at an exercise price of US$0.0005625 per Class A ordinary share, upon exercise of pre-funded warrants issued on October 7, 2024.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

15.	Equity (continued)

Ordinary shares (continued)

On October 10, 2024, the Company issued 3,901 Class C ordinary shares to ZX INTERNATIONAL LTD, a company controlled by Mr. Xi Zeng, at a per share purchase price of US$2.53.

On October 11, 2024, the Company entered into a securities purchase agreement with certain investors relating to the sale of 3,181,044 Class A ordinary shares, par value US$0.0005625 per share, at a negotiated price of US$0.88 per Class A ordinary share. The Company also offered pre-funded warrants, or the Pre-Funded Warrants, in lieu of Class A ordinary shares, to purchase up to 1,933,828 Class A ordinary shares to certain investors. Each Pre-Funded Warrant is exercisable for one Class A ordinary share and has an exercise price of US$0.0005625 per share. The purchase price per Pre-Funded Warrant is US$0.8794375. Each Pre-Funded Warrant will be exercisable immediately upon issuance and will expire when exercised in full.

From October 11 to October 15, 2024, the Company issued 1,933,828 Class A ordinary shares, at an exercise price of US$0.005625 per Class A ordinary share, upon exercise of pre-funded warrants issued on October 11, 2024.

On November 8, 2024, the Company entered into a securities purchase agreement with certain investors relating to the sale of 4,623,266 Class A ordinary shares, par value US$0.0005625 per share, at a negotiated price of US$0.70 per Class A ordinary share. The Company also offered pre-funded warrants, or the Pre-Funded Warrants, in lieu of Class A ordinary shares, to purchase up to 2,521,616 Class A ordinary shares to certain investors. Each Pre-Funded Warrant is exercisable for one Class A ordinary share and has an exercise price of US$0.0005625 per share. The purchase price per Pre-Funded Warrant is US$0.6994375. Each Pre-Funded Warrant will be exercisable immediately upon issuance and will expire when exercised in full.

From November 12 to November 15, 2024, the Company issued 2,521,616 Class A ordinary shares, at an exercise price of US$0.0005625 per Class A ordinary share, upon exercise of pre-funded warrants issued on November 8, 2024.

On December 10, 2024, the Company entered into a securities purchase agreement with certain investors relating to the sale of 6,092,446 Class A ordinary shares, par value US$0.0005625 per share, at a negotiated price of US$0.70 per Class A ordinary share. The Company also offered pre-funded warrants, or the Pre-Funded Warrants, in lieu of Class A ordinary shares, to purchase up to 3,910,696 Class A ordinary shares to certain investors. Each Pre-Funded Warrant is exercisable for one Class A ordinary share and has an exercise price of US$0.0005625 per share. The purchase price per Pre-Funded Warrant is US$0.6994375. Each Pre-Funded Warrant will be exercisable immediately upon issuance and will expire when exercised in full.

On December 10, 2024, the Company issued 3,910,696 Class A ordinary shares, at an exercise price of US$0.0005625 per Class A ordinary share, upon exercise of pre-funded warrants issued on December 10, 2024.

On December 12, 2024, the Company issued 10,000 Class C ordinary shares to ZX INTERNATIONAL LTD, a company controlled by Mr. Xi Zeng, at a per share purchase price of US$0.88.

On February 10, 2025, the Company was offering to certain investors (i) US$5 million senior 5% original issue discount convertible promissory notes, (ii) Class A ordinary shares, par value US$0.0005625 per share, or Class A ordinary shares, issuable from time to time upon conversion under the notes, and (iii) additional 164,610 Class A ordinary shares as commitment shares for the issuance of the notes.

On March 14, 2025, the Company was offering to certain investors (i) US$5 million senior 5% original issue discount convertible promissory notes, (ii) Class A ordinary shares, par value US$0.005625 per share, or Class A ordinary shares, issuable from time to time upon conversion under the notes, and (iii) additional 251,890 Class A ordinary shares as commitment shares for the issuance of the notes. The notes carry a 5% original issue discount, and have a term of nine months from the original issuance date.

On June 9, 2025, the Company effected a share consolidation to consolidate every 16 ordinary shares of a par value US$0.0005625 per share into one ordinary share of a par value US$0.009 per share (the “2025 Share Consolidation”). The 2025 Share Consolidation, along with other related matters, was approved by the shareholders at an extraordinary general meeting held on May 27, 2025. No fractional shares were issued in connection with the 2025 Share Consolidation, and all fractional shares were rounded up to the nearest whole number.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

15.	Equity (continued)

Ordinary shares (continued)

On October 24, 2025, the Company issued to certain investor a US$34.32 million convertible promissory note for a principal amount of US$34.32 million pursuant to a note purchase agreement dated September 29, 2025. On December 5, 2025, the noteholder elected to convert the outstanding balance of the note into an aggregate of 32,971,466 Class A ordinary shares of the Company at a conversion price of US$1.0409 per share. In accordance with the instructions from the noteholder and the terms of the note, such Class A ordinary shares of the Company were issued to certain permitted designees of the noteholder. After the issuance of the conversion shares, the note was cancelled and no amount of the note remains outstanding.

On September 29, 2025, concurrent with the entry into a convertible note purchase agreement, the Company entered into another share subscription agreement, and pursuant to the agreement, the Company issued 12,731 Class C ordinary shares of the Company, at a purchase price of US$1.81 per share, to ZX INTERNATIONAL LTD.

In respect of matters requiring the votes of shareholders, the holders of Class B ordinary shares is entitled to ten votes per share, the holders of Class C ordinary shares is entitled to 10,000 votes per share, while the holders of Class A ordinary shares entitle to one vote per share. Each Class B and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B or Class A ordinary shares under any circumstances.

Non-controlling interests

As of December 31, 2025 and June 30, 2026, the Group’s non-controlling interests represented as below:

	As of December 31,	As of June 30,
	2025	2026
Name of the subsidiaries of the Group
385 Homer LLC (Note (a))	15%	Not applicable
Shenzhen Jinqida Information Technology Co., Ltd.	15%	15%
Changsha Xingzhisheng Network Technology Co., Ltd.	15%	15%
Nanjing Juyuan Asset Services Co., Ltd.	15%	15%
Chongqing Xinzidao Network Technology Co., Ltd.	15%	15%
Hangzhou Yongsheng Network Technology Co., Ltd.	15%	15%
Shanghai Yiqicheng Real Estate Consulting Co., Ltd.	15%	15%
Chongqing Duoduo Fangyi Information Technology Co., Ltd. (“Duoduo Fangyi”) (Note (b))	20%	Not applicable
Wuxi Fangyun Digital Technology Co., Ltd.	15%	15%
Chengdu Junyi Network Technology Co., Ltd.	15%	15%
Suzhou Tinghaozhu (Note 20)	35%	35%
Wuhan Qianhe Real Estate Management Co., Ltd.	15%	15%
Beijing Tuqiang Yunxia Technology Limited (“Tuqiang”) (Note (b))	22.2%	Not applicable
Shenzhen Jiuzhou Fangyun Digital Live Streaming Industry Technology Co., Ltd.	47%	47%
Guiyang Zhuhaofang Commercial Management Co., Ltd.	49%	49%
Shanghai Weiming Network Technology Co., Ltd.	49%	49%
Kunshan Huating Network Technology Co., Ltd.	49%	49%
Shenzhen Duobao Fisheries Industry Management Co., Ltd.	49%	49%

(a)	385 Homer LLC was incorporated in the United States in December 2024. In April 2026, the Group further acquired the remaining 15% equity interests in 385 Homer LLC and it became a wholly-owned subsidiary of the Group.

(b)	During the six months ended June 30, 2026, the Group fully disposed its equity interests in Duoduo Fangyi and Tuqiang through company deregistration.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

16.	Revenue

Revenue consists of the following:

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB
Base commission from transactions	195,379	108,879
Innovation initiatives and other value-added services	8,015	6,866
Total	203,394	115,745

For the six months ended June 30, 2025 and 2026, substantially all revenues of the Group are derived from the PRC, no geographical segments are presented.

Innovation initiatives and other value-added services primarily consist of asset management services, parking space transaction services, income from software as a service (“SaaS”) platform participants and revenue from other value-added services rendered to the Registered Agents and market participants.

The following table summarized the Group’s revenues recognized at a point in time or over time:

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB
Timing of Revenue Recognition:
Services transferred at a point in time	198,374	112,554
Services transferred over time	4,341	3,028
Goods transferred at a point in time	679	163
	203,394	115,745

17.	Share-based compensation

On December 21, 2018, the Group adopted the 2018 Share Incentive Plan (“2018 Plan”).

Under the 2018 Plan, the Board of Directors has approved that a maximum aggregate number of shares that may be issued pursuant to all awards granted under the 2018 Plan shall be 2,231 shares, which was retrospectively restated to reflect the 2025 Share Consolidation.

All stock options granted under the 2018 Plan are not exercisable until the consummation of the Group’s IPO and certain of the option granted to employees are required to render service to the Group in accordance with a stipulated service schedule under which an employee earns an entitlement to vest in 30% of his option grants at the end of each of the first two years and 40% at the end of the third year of completed service.

Prior to the completion of the IPO, the stock options granted to the employees and directors shall be forfeited upon the termination of employment of the employees and directors.

Options granted under the 2018 Plan during the year of 2021, grantees are entitled to vest the option at the end of the first year of completed service.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

17.	Share-based compensation (continued)

The following table sets forth the stock options activities for the six months ended June 30, 2025 and 2026:

	Number of shares		Weighted average exercise price	Weighted average remaining contractual term (in years)	Weighted average grant date fair value
			US$		US$
Outstanding as of December 31, 2024	724	*	0.009	1.21	46,395
Outstanding as of June 30, 2025	724	*	0.009	0.89	46,395
Exercisable as of June 30, 2025	724	*	0.009	0.89	46,395

Outstanding as of December 31, 2025	724		0.009	0.56	46,395
-Forfeited	(96)		0.009
Outstanding as of June 30, 2026	628		0.009	0.28	35,189
Exercisable as of June 30, 2026	628		0.009	0.28	35,189

*	Retrospectively restated to reflect the 2025 Share Consolidation.

Options granted to Grantees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

	2019	2021
Expected volatility	60%	48.56%
Risk-free interest rate (per annum)	2.8%	1.25%
Exercise multiple	2.2%	2.2%
Expected dividend yield	0%	0%
Contractual term (in years)	5	5

The expected volatility was estimated based on the historical volatility of the Company and comparable peer public companies with a time horizon close to the expected term of the Group’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Group’s options in effect at the option valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as of the time the option is exercised, based on a consideration of empirical studies on the actual exercise behavior of employees. The expected dividend yield is zero as the Group has never declared or paid any cash dividends on its shares, and the Group does not anticipate any dividend payments in the foreseeable future. The expected term is the contract life of the option.

On April 28, 2020, the Group and all Grantees entered into certain agreements pursuant to which Grantees agreed not to exercise any stock option, in whole or in part, for a 12-month period commencing from April 28, 2020. There were no other changes to the terms of the relevant stock option grants. The Group determined that the agreements between the Group and the Grantees constitutes a modification to the terms of the option grants with no incremental fair value for the underlying awards. Accordingly, there was no impact on the total compensation cost or the pattern for which the relevant compensation charges are recognized.

All compensation expenses related to non-vested share options were recognized in full by the end of December 31, 2024.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

18.	Taxation

(a)	Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiary is subject to Hong Kong profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong. A two-tiered Profits Tax rates regime was introduced since year 2018 where the first HK$2,000 of assessable profits earned by a company will be taxed at half the current tax rate 8.25% whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. Payments of dividends by the subsidiary to the Company is not subject to withholding tax in Hong Kong.

British Virgin Islands

The Group’s subsidiary incorporated in the British Virgin Islands is not subject to income or capital gains tax under the current laws of the British Virgin Islands. In addition, payment of dividends by the British Virgin Islands subsidiaries to their respective shareholders who are not resident in the British Virgin Islands, if any, is not subject to withholding tax in the British Virgin Islands.

United States

The Group’s subsidiaries incorporated in the State of California, United States are subject to different income tax rates according to the business types of the subsidiaries.

(i)	The California income tax rate for C corporations, other than banks and financial institutions, is 8.84%.

(ii)	A limited liability company (“LLC”) that is doing business or organized in California must pay a minimum annual tax of US$0.8. If the LLC makes more than US$250 total California income, additional LLC fee need to be paid.

Additionally, the United States taxes resident corporations at a flat rate of 21%.

PRC

Under the Enterprise Income Tax Law (“EIT Law”) in the PRC, domestic companies are subject to EIT at a uniform rate of 25%. The Company’s PRC subsidiaries, VIE and VIE’s subsidiaries are subject to the statutory income tax rate at 25% unless otherwise specified.

Under the EIT Law and its implementation rules, an enterprise established outside China with a “place of effective management” within China is considered a China resident enterprise for Chinese enterprise income tax purposes. A China resident enterprise is generally subject to certain Chinese tax reporting obligations and a uniform 25% enterprise income tax rate on its worldwide income. The implementation rules to the New EIT Law provide that non-resident legal entities are considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside the PRC should be treated as residents for 2008 EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC are deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%. Dividends paid to non-PRC-resident corporate investor from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The EIT law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. As of December 31, 2025 and June 30, 2026, there was no retained earnings from consolidated level of all the foreign subsidiaries. And thus, the Company has not provided for deferred tax liabilities on undistributed earnings.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

18.	Taxation (continued)

(a)	Income tax (continued)

Income before provision for income taxes is attributable to the following geographic locations for the six months ended June 30, 2025 and 2026:

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB
Non-PRC	(53,062)	(20,431)
PRC	13,709	(13,686)
Total	(39,353)	(34,117)

The Group had minimal current income tax expense for the six months ended June 30, 2025 and 2026, as most of the companies in the Group either made a loss or had tax loss carried forwards to net against taxable income in the respective years.

Income tax benefit consists of the following:

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB
Current income tax (benefit)/expense	(171)	367
Total income tax (benefit)/expense	(171)	367

The actual income tax expense reported in the Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss for each of six months ended June 30, 2025 and 2026 differs from the amount computed by applying the PRC statutory income tax rate of 25% to loss before income taxes due to the following:

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB
Loss before income tax	(39,353)	(34,117)

Income tax benefit computed at PRC statutory tax rate	(9,838)	(8,529)
Tax effects of:
-Tax rate differential not subject to PRC income tax	14,521	5,108
-Permanent difference	(14,357)	(1,452)
-Changes in valuation allowance	9,755	5,240
-Late payment surcharge on uncertain tax position	(252)	—
	(171)	367

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

18.	Taxation (continued)

(b)	Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to the deferred income tax assets and liabilities as of December 31, 2025 and June 30, 2026 are as follows:

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB
Net operating loss carrying forward	150,777	143,608
Allowance for credit losses	238,613	252,569
Payroll and accrued expenses	3,993	3,993
Long-term equity investment impairment	76,896	79,324
Intangible assets (Note (i))	17,408	15,638
Accounts payable written off	(96,984)	(96,984)
Gross deferred tax assets	390,703	398,148
Less: valuation allowance	(390,703)	(398,148)
Net deferred tax assets	—	—

(i)	In December 2020, Shenzhen Fangdd transferred certain internal developed software to another subsidiary of the Group at a consideration of RMB141.5 million which resulted a difference between the financial statement carrying amounts of the intangible asset and the respective tax base.

The movements of the valuation allowance are as follows:

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB
Balance at the beginning of the period	(383,153)	(392,908)
Changes of valuation allowance	(9,755)	(5,240)
Balance at the end of the period	(392,908)	(398,148)

As of June 30, 2026, the valuation allowance of RMB398,148 was related to the deferred income tax asset of the Group’s certain subsidiaries, VIEs and the VIEs’ subsidiaries established in PRC. These entities were in a cumulative loss position, which is a significant negative indicator to overcome that sufficient income will be generated over the periods in which the deferred income tax assets are deductible or utilized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

The net operating losses carry forwards of the Company’s PRC subsidiaries amounted to RMB538,346 as of June 30, 2026, of which RMB200,685, RMB111,893, RMB96,812, RMB89,821 and RMB39,135 will expire if unused by December 31, 2026, 2027, 2028, 2029 and 2030, respectively.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

18.	Taxation (continued)

(b)	Deferred tax assets and liabilities (continued)

A reconciliation of the beginning and ending amount of total unrecognized tax benefits for the six months ended June 30, 2025 and 2026 is as follows:

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB
Balance at the beginning of the period	(21,176)	—
Changes of unrecognized tax benefits	560	—
Balance at the end of the period	(20,616)	—

As of December 31, 2025 and June 30, 2026, the Group did not have any significant unrecognized uncertain tax positions. The Group does not anticipate any significant increase to our liability for unrecognized tax benefits within the next 12 months. Interest and penalties related to income tax matters, if any, is included in income tax expense.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years for tax underpayment due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitations is 10 years. There is no statute of limitations for tax evasions.

19.	Net loss per share

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	For the Six Months Ended June 30,
	2025		2026
	RMB		RMB
Numerator:
Net loss	(39,182)		(34,484)
Net loss attributable to non-controlling interests	(1,063)		(447)
Numerator for basic and diluted net loss per share calculation	(38,119)		(34,037)
Denominator:
Denominator for basic net loss per share-weighted average ordinary shares outstanding	3,010,123	*	38,548,413
Adjustments for dilutive convertible promissory note	931,143	*	—
Denominator for diluted net loss per share-weighted average ordinary shares outstanding	3,941,266	*	38,548,413
Net loss per ordinary share
-Basic	(12.66	)*	(0.88)
-Diluted	(9.67	)*	(0.88)

*	Retrospectively restated to reflect the 2025 Share Consolidation.

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive or immaterial to the net loss per share are as follows:

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB
Share options to employees (Note 17)	724	628
Total	724	628

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

20.	Business combination

In 2024, the Group invested in Suzhou Tinghaozhu and had ability to exercise significant influence over its financial and operating policies accounting for 30%. In May 2025, the Group further acquired a 35% equity interest in Suzhou Tinghaozhu to achieve control at a cash consideration of RMB500. Upon the completion of the transaction, Suzhou Tinghaozhu became a consolidated subsidiary of the Group.

21.	Commitments and contingencies

Contingencies

From time to time, the Group is a party to various legal actions arising in the ordinary course of business. The Group accrues costs associated with these matters when they become probable and the amounts can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Group’s management does not expect any liability from disposition of such claims and litigation individually or in the aggregate to have a material adverse impact on the Group’s consolidated financial position, results of operations and cash flows. The Group currently does not have any material legal proceedings.

Capital commitment

As a limited partner of those equity method investees disclosed in Note 11, the Group is committed to make further capital injection into the limited partnership in accordance with the respective partnership deeds. Such capital investment commitment amounted to RMB86,331 as of December 31, 2025 and June 30, 2026.

Lease commitment

The Group has entered into operating lease agreements for certain offices. Future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year is included in Note 10.

As of June 30, 2026, the total future minimum lease payments under non-cancellable short-term leases, including the agreed property management fee, with respect to the office are payable as follows:

Lease Commitment
RMB
Within 1 year	117
Total	117

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

22.	Related party balance and transactions

(a)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities.

The table below sets forth major related parties of the Group and their relationships with the Group:

Entity or individual name	Relationship with the Group
Mr. Xi Zeng	Chairman of the board of directors and chief executive officer of the Group
ZX International Ltd.	A company that is controlled by the chief executive officer of the Group
Gefei Chengyun	A limited partnership (“LP”) that the Group has significant influence in
Jiushen and an LP it controls (“Jiushen Group”)	A group that the Group has significant influence in
Shanghai Chongkai Enterprise Management Center (General Partnership) (“Chongkai”)	A general partnership which management or operating policies significantly influenced by the founders and/or management of the Group
Jiuchuan	An LP that the Group has significant influence in
Longshu Tianye	An LP that the Group has significant influence in
Yunde	An LP that the Group has significant influence in
Deyan	An LP that the Group has significant influence in
Detong	An LP that the Group has significant influence in
Derong	An LP that the Group has significant influence in
Jiushi	An LP that the Group has significant influence in
Jiaxinda	An LP that the Group has significant influence in
Chunyu	An LP that the Group has significant influence in
Suzhou Tinghaozhu (Note (ii))	A company that the Group has significant influence in
Shanghai Nuancheng	A company that the Group has significant influence in
Duoduo Robot and its subsidiaries (“Duoduo Robot Group”)	A group that the Group has significant influence in
Shanghai Youxi (Note (i))	A company that the Group has significant influence in
Duo Concierge (Note (iii))	A company that the Group has significant influence in

(i)	Shanghai Youxi was considered as a related party of the Group from March 24, 2025. Transactions between the Group and Shanghai Youxi after March 24, 2025 are disclosed as related party transactions.

(ii)	Suzhou Tinghaozhu was considered as a related party of the Group from October 31, 2024. In May 2025, the Group completed the acquisition of Suzhou Tinghaozhu and it became a consolidated subsidiary of the Group. Transactions between the Group and Suzhou Tinghaozhu from the period of November 1, 2024 and May 6, 2025 are disclosed as related party transactions.

(iii)	Duo Concierge was considered as a related party of the Group from November 21, 2024. In April 2026, the Group completed the acquisition of Duo Concierge and it became a consolidated subsidiary of the Group. Transactions between the Group and Duo Concierge from the period of November 21, 2024 and April 1, 2026 are disclosed as related party transactions.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

22.	Related party balance and transactions (continued)

(b)	Transactions with related parties

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB
Services provided to related parties
Duoduo Robot Group	55	—
Shanghai Nuancheng	57	—
Shanghai Youxi	75	—
Total	187	—

(c)	Balances with related parties

As of December 31, 2025 and June 30, 2026, the Group had the following balances with related parties:

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB
Amounts due from related parties
Accounts receivables
Shanghai Nuancheng	180	240
Duoduo Robot Group	395	475
Shanghai Youxi	167	227
	742	942
Other receivables
Duoduo Robot Group	3,720	3,720
Shanghai Nuancheng	8	8
Duo Concierge (Note 22(a))	355	Not applicable
Mr. Xi Zeng	2,022	2,639
ZX International Ltd.	162	—
	6,267	6,367
Total	7,009	7,309

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

22.	Related party balance and transactions (continued)

(c)	Balances with related parties (continued)

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB
Amounts due to related parties
Payables for income shared under Non-Group Collaborative Agreements (Note 1(c))
Jiushen Group	242	—
Longshu Tianye	10,140	10,140
Detong	3,274	3,274
	13,656	13,414
Payables for Base Commission Income shared with related parties under Exclusive Sales Contracts without Sales Commitment Arrangement
Jiushen Group	495	369
	495	369
Other payables
Chongkai	2,934	—
Deyan	10	50
Shanghai Nuancheng	73	74
Duo Concierge (Note 22(a))	35	Not applicable
	3,052	124
Total	17,203	13,907

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

23.	Parent only financial information

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiary exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s subsidiary exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiary shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiary (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiary in the form of loans, advances or cash dividends without the consent of a third party.

The following condensed financial information of Fangdd Network Group Ltd. has been prepared using the same accounting policies as set out in the accompanying Consolidated Financial Statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in and amounts due from subsidiaries, the VIE and VIE’s subsidiaries” and the respective profit or loss as “Equity income/(loss) of subsidiaries and the VIE and VIE’s subsidiaries” on the Condensed Statements of Loss.

As of June 30, 2026, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable shares, or guarantees of Fangdd Network Group Ltd., except for those which have been separately disclosed in the Unaudited Interim Condensed Consolidated Financial Statements, if any.

The following disclosures present the financial positions of Fangdd Network Group Ltd. as of December 31, 2025 and June 30, 2026, and the operation results and cash flows information for the six months ended June 30, 2025 and 2026.

(a)	Condensed Balance Sheets

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB
Assets
Current asset
Cash and cash equivalents	1,693	1,854
Short-term investments	89,685	72,540
Amount due from related parties	162	—
Prepayments and other assets, net	1,708	1,655
Total current asset	93,248	76,049
Non-current asset
Intangible assets, net	233,187	214,271
Investments in and amounts due from subsidiaries, the VIE and VIE’s subsidiaries	1,704,869	1,687,782
Total non-current asset	1,938,056	1,902,053
Total assets	2,031,304	1,978,102
Liabilities
Current liability
Accrued expenses and other current liabilities	22,813	21,676
Total current liability	22,813	21,676
Total liabilities	22,813	21,676
Shareholders’ equity
Ordinary shares	2,453	2,453
Additional paid-in capital	5,673,411	5,673,106
Accumulated other comprehensive loss	(394,156)	(411,879)
Accumulated deficit	(3,273,217)	(3,307,254)
Total shareholders’ equity	2,008,491	1,956,426
Total liabilities and shareholders’ equity	2,031,304	1,978,102

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

23.	Parent only financial information (continued)

(b)	Condensed Statements of Loss

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB
General and administrative expenses	(37,892)	(14,153)
Total operating expenses	(37,892)	(14,153)
Loss from operations	(37,892)	(14,153)
Equity loss of subsidiaries and the VIE and VIE’s subsidiaries	(4,265)	(21,430)
Other income:
Interest income, net	59	—
Gain on short-term investments	2,916	1,546
Loss before income tax	(39,182)	(34,037)
Income tax expense	—	—
Net loss	(39,182)	(34,037)
Accretion of Redeemable Convertible Preferred Shares	—	—
Deemed dividend to preferred shareholder	—	—
Net loss attributable to ordinary shareholders	(39,182)	(34,037)

(c)	Condensed Statements of Cash Flows

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB
Net cash used in operating activities	(37,386)	(24,285)
Cash flows from investing activities
Investments in and amounts due from subsidiaries, the VIE and VIE’s subsidiaries	(249)	17,087
Investment in short-term investments	(41,685)	(1,546)
Proceeds from redemption of short-term investments	11,532	17,653
Net cash (used in)/provided by investing activities	(30,402)	33,194
Cash flows from financing activities
Proceeds from issuance of ordinary shares, net of issuance costs	—	162
Proceeds from issuance of convertible promissory note, net of issuance costs	42,278	—
Transaction with non-controlling interests	—	(305)
Net cash provided by/(used in) financing activities	42,278	(143)
Effect of exchange rate changes on cash and cash equivalents	(42)	(8,605)
Net (decrease)/increase in cash and cash equivalents	(25,552)	161
Cash and cash equivalents at the beginning of the period	29,762	1,693
Cash and cash equivalents at the end of the period	4,210	1,854